Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information on pages 1-15 of this exhibit concerning TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”) with respect to the third quarter of 2018 and nine months ended September 30, 2018, has been derived from TOTAL’s unaudited consolidated balance sheets as of September 30, 2018 and unaudited statements of income, comprehensive income, cash flow and business segment information for the third quarter of 2018 and nine months ended September 30, 2018 presented on pages 16-30 and 44-50 of this exhibit. The following discussion should be read in conjunction with the aforementioned financial statements and with the information, including TOTAL’s audited consolidated financial statements and related notes, provided in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the Securities and Exchange Commission (“SEC”) on March 16, 2018.

A.	KEY FIGURES

3Q18	2Q18	3Q17	3Q18 vs 3Q17	in millions of dollars except earnings per share and number of shares	9M18	9M17	9M18 vs 9M17
54,717	52,540	43,044	+27%	Non-Group sales	156,868	124,142	+26%
				Adjusted net operating income from business segments(a)
2,864	2,687	1,439	+99%	• Exploration & Production	7,734	4,180	+85%
272	193	97	+180%	• Gas, Renewables & Power	580	253	+129%
938	821	1,020	-8%	• Refining & Chemicals	2,479	2,904	-15%
474	478	506	-6%	• Marketing & Services	1,319	1,240	+6%
918	1,103	500	+84%	Net income (loss) from equity affiliates	2,505	1,358	+84%
1.47	1.38	1.06	+39%	Fully-diluted earnings per share ($)	3.85	2.98	+29%
2,637	2,646	2,505	+ 5%	Fully-diluted weighted-average shares (millions)	2,618	2,480	+6%
3,957	3,721	2,724	+45%	Net income (Group share)	10,314	7,610	+36%
6,484	3,787	3,910	+66%	Investments(b)	16,995	11,793	+44%
897	1,274	539	+66%	Divestments(c)	4,756	3,797	+25%
6,208	2,513	3,373	+84%	Net investments(d)	12,860	7,998	+61%
2,568	2,780	3,060	-16%	Organic investments(e)	7,967	9,953	-20%
475	333	542	-12%	Resource acquisitions(f)	4,282	607	x7.1
5,736	6,246	4,363	+31%	Cash flow from operations	14,063	13,704	+3%
				Of which:
(1,578)	(856)	(1,057)	+49%	• (increase)/decrease in working capital(g)	(5,656)	(1,379)	x4.1
(419)	(398)	(308)	+36%	• financial charges	(1,115)	(770)	+45%

____________

(a)   Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See “Analysis of business segment results” below and page 13 for further details.

(b)   Including acquisitions and increases in non-current loans.

(c)   Including divestments and reimbursements of non-current loans.

(d)   “Net investments” = investments - divestments - repayment of non-current loans - other operations with non-controlling interests.

(e)   “Organic investments” = net investments excluding acquisitions, asset sales and other operations with non-controlling interests. See page 13 of this exhibit.

(f)    “Resource acquisitions” = acquisition of a participating interest in an oil and gas mining property by way of assignment of rights and obligations in the corresponding permit or license and related contracts, with a view to producing the recoverable oil and gas.

(g)   The change in working capital as determined using the replacement cost method was $(1,352) million in 3Q18, $(153) million in 2Q18, $(796) million in 3Q17, $(4,794) million in 9M18 and $(1,476) million in 9M17. For information on the replacement cost method, refer to the second paragraph of “B. Analysis of business segment results”. See also “C. Group results — Cash flow”.

B.	ANALYSIS OF BUSINESS SEGMENT RESULTS

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision-maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. In certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS, which requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TOTAL’s interim consolidated financial statements, see pages 24-30 and 44-50 of this exhibit.

The Group measures performance at the segment level on the basis of adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

As of January 1, 2018, the reporting of the cash flow from operations at the segment level changed due to the transfer of financial charges to the Corporate segment. The Corporate segment includes the Group’s holdings operating and financial activities. As a result of this change in reporting, the 2017 comparative information has been restated at the segment level.

B.1.	Exploration & Production segment

-	Environment — liquids and gas price realizations*

3Q18	2Q18	3Q17	3Q18 vs 3Q17	hydrocarbon production	9M18	9M17	9M18 vs 9M17
75.2	74.4	52.1	+44%	Brent ($/b)	72.1	51.8	+39%
69.5	69.5	48.9	+42%	Average liquids price ($/b)	66.8	47.7	+40%
4.96	4.49	4.05	+22%	Average gas price ($/Mbtu)	4.73	4.03	+17%
55.4	54.3	38.1**	+45%	Average hydrocarbons price ($/boe)	52.5	37.2	+41%

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* Consolidated subsidiaries, excluding fixed margins.

** 2017 data restated.

-	Production

3Q18	2Q18	3Q17	3Q18 vs 3Q17	hydrocarbon production	9M18	9M17	9M18 vs 9M17
2,804	2,717	2,581	+9%	Combined production (kboe/d)	2,742	2,550	+8%
1,611	1,582	1,392	+16%	• Liquids (kb/d)	1,558	1,331	+17%
6,557	6,176	6,427	+2%	• Gas (Mcf/d)	6,465	6,605	-2%

Hydrocarbon production was 2,804 thousand barrels of oil equivalent per day (kboe/d) in the third quarter of 2018, an increase of close to 9% compared to last year, due to:

•       +10% for start-ups and ramp-ups on new projects, notably Yamal LNG, Ofon 2, Fort Hills, Edradour-Glenlivet, Kaombo Norte, Moho Nord and Kashagan.

•       + 3% portfolio effect. The integration of Maersk Oil, Waha, Lapa and Iara as well as the acquisition of an additional 0.5% of Novatek, were partially offset by the expiration of the Mahakam permit at the end of 2017 and the sales of Visund and assets in Gabon.

•       -4% for natural field declines and the PSC price effect1.

For the first nine months of 2018, hydrocarbon production was 2,742 kboe/d, an increase of 8% compared to last year, due to:

•       +9% for start-ups and ramp-ups on new projects, notably Yamal LNG, Moho Nord, Ofon 2, Edradour-Glenlivet, Fort Hills, Kashagan and Kaombo Norte.

•       +3% portfolio effect, mainly the addition of Maersk Oil, Al Shaheen, Waha, Lapa and Iara as well as the acquisition of an additional 0.5% of Novatek, which were partially offset by the expiration of the Mahakam permit at the end of 2017 and the sales of Visund and assets in Gabon.

•       -4% for natural field declines and the PSC price effect.

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1 The “PSC price effect” refers to the impact of changing hydrocarbon prices on entitlement volumes from production sharing and buyback contracts. For example, as the price of oil or gas increases above certain pre-determined levels, TOTAL’s share of production normally decreases.

-	Results

3Q18	2Q18	3Q17	3Q18 vs 3Q17	in millions of dollars	9M18	9M17	9M18 vs 9M17
2,734	3,398	2,121	+29%	Non-Group sales	8,599	6,292	+37%
3,999	3,773	1,606	x2.5	Operating income	10,768	2,797	x4
829	569	521	+59%	Net income (loss) from equity affiliates and other items	2,039	1,198	+70%
47.6%	46.3%	42.8%		Effective tax rate*	47.3%	40.5%
(1,975)	(1,772)	(745)	x2.7	Tax on net operating income	(5,297)	(1,696)	x3
2,853	2,570	1,382	x2.1	Net operating income	7,510	2,299	x3
11	117	57	-80%	Adjustments affecting net operating income	224	1,881	-88%
2,864	2,687	1,439	+99%	Adjusted net operating income**	7,734	4,180	+85%
614	575	435	+41%	• Including income from equity affiliates	1,635	1,123	+46%
2,796	2,980	3,228	-13%	Investments	11,647	9,312	+25%
563	500	339	+66%	Divestments	3,314	584	x5.7
1,847	2,114	2,388	-23%	Organic investments	6,018	8,189	-27%

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* “Effective tax rate” = tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

** Detail of adjustment items shown in the business segment information starting on page 24 of this exhibit.

The Exploration & Production segment’s adjusted net operating income was:

•

$2,864 million in the third quarter of 2018, double the amount of the third quarter of 2017. The Group benefited fully from higher hydrocarbon prices thanks to production growth and lower costs, despite a tax rate that increased in line with the rebound in oil prices.

•	$7,734 million in the first nine months of 2018, an increase of 85% compared to the first nine months 2017, for the same reasons above.

Adjusted net operating income for the Exploration & Production segment excludes special items. In the third quarter of 2018, the exclusion of special items had a positive impact on the segment’s adjusted net operating income of $11 million compared to a positive impact of $57 million in the third quarter of 2017.

The segment’s cash flow from operating activities excluding financial charges was $4,821 million in the third quarter of 2018, an increase of 60% compared to $3,010 million in the third quarter of 2017. Operating cash flow excluding the change in working capital at replacement cost2 and excluding financial charges in the third quarter of 2018 was $5,582 million, an increase of 56% compared to $3,574 million in the third quarter of 2017.

In the first nine months of 2018, the segment’s cash flow from operating activities excluding financial charges was $13,018 million, an increase of 51% compared to $8,647 million in the first nine months of 2017. Operating cash flow excluding the change in working capital at replacement cost and excluding financial charges in the first nine months of 2018 was $14,962 million, an increase of 43% compared to $10,490 million in the first nine months of 2017. The Exploration & Production segment generated $8.9 billion of cash flow after organic investments for the first nine months of 2018.

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2 Operating cash flow excluding the change in working capital at replacement cost provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the replacement cost method, refer to the introduction to “B. Analysis of business segment results”, above. The reconciliation table for different cash flow figures is set out under “Cash Flow” on page 14 of this exhibit.

B.2.	Gas, Renewables & Power segment

-	Results

3Q18	2Q18	3Q17	3Q18 vs 3Q17	in millions of dollars	9M18	9M17	9M18 vs 9M17
5,267	3,268	2,903	+81%	Non-Group sales	12,626	8,771	+44%
103	(336)	21	x4.9	Operating income	(270)	34	n/a
65	128	12	x5.4	Net income (loss) from equity affiliates and other items	227	(20)	n/a
(33)	(19)	7	-6%	Tax on net operating income	(67)	(54)	+24%
135	(227)	40	x3.4	Net operating income	(110)	(40)	x2.8
137	420	57	x2.4	Adjustments affecting net operating income	690	293	x2.4
272	193	97	x2.8	Adjusted net operating income*	580	253	x2.3
3,001	79	99	x30.3	Investments	3,329	491	x6.8
129	405	-	n/a	Divestments	612	27	x22.7
165	60	98	+68%	Organic investments	301	268	+12%

 ____________

* Detail of adjustment items shown in the business segment information starting on page 24 of this exhibit.

Adjusted net operating income for the Gas, Renewables & Power segment was $272 million in the third quarter of 2018 (2.8 times higher than in the third quarter of 2017), and $580 million for the first nine months of 2018 (2.3 times higher than in the first nine months of 2017), notably thanks to good performance of LNG gas and gas/power trading. The acquisitions of Direct Energie and the LNG business of Engie account for the increase in investments to $3 billion in the third quarter of 2018.

Adjusted net operating income for the Gas, Renewables & Power segment excludes special items. In the third quarter of 2017, the exclusion of special items had a positive impact on the segment’s adjusted net operating income of $137 million compared to a positive impact of $57 million in the third quarter of 2017.

The segment’s cash flow from operating activities excluding financial charges was $(554) million in the third quarter of 2018, compared to $348 million in the third quarter of 2017. Operating cash flow excluding the change in working capital at replacement cost and excluding financial charges was $171 million in the third quarter of 2018, an increase of 55% compared to $110 million in the third quarter of 2017.

In the first nine months of 2017, the segment’s cash flow from operating activities excluding financial charges was $(629) million compared to $388 million in the first nine months of 2017. Operating cash flow excluding the change in working capital at replacement cost and excluding financial charges was $397 million in the first nine months of 2018, an increase of 48% compared to $269 million in the first nine months of 2017.

B.3.	Refining & Chemicals segment

-	Refinery throughput and utilization rates*

3Q18	2Q18	3Q17	3Q18 vs 3Q17		9M18	9M17		9M18 vs 9M17
1,953	1,734	1,877	+4%	Total refinery throughput (kb/d)	1,840	1,821		+1%
654	569	648	+1%	• France	616	616		-
795	670	802	-1%	• Rest of Europe	737	761		-3%
504	495	427	+18%	• Rest of world	487	444		+10%
92%	83%	90%		Utilization rates based on crude only**	87%	87	%***

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* Includes share of TotalErg, and African refineries reported in the Marketing & Services segment.
** Based on distillation capacity at the beginning of the year. *** 2017 data restated.

Refinery throughput:

•         increased by 4% in the third quarter of 2018 compared to the third quarter of 2017, thanks to the excellent availability of the units and high utilization rate.

•         was stable in the first nine months of 2018 compared to the first nine months of 2017. Lower throughput in Europe linked to planned maintenance, notably at Antwerp during the second quarter, was offset by higher throughput outside the rest of the world.

-	Results

3Q18	2Q18	3Q17	3Q18 vs 3Q17	in millions of dollars	9M18	9M17	9M18 vs 9M17
39.9	34.7	48.2	-17%	European refining margin indicator - ERMI ($/t)	33.4	42.7	-22%
23,572	23,349	18,923	+25%	Non-Group sales	68,660	54,844	+25%
1,142	1,249	1,348	-15%	Operating income	3,047	2,922	+4%
221	289	179	+23%	Net income (loss) from equity affiliates and other items	638	2,780	-77%
(292)	(279)	(379)	-23%	Tax on net operating income	(675)	(877)	-23%
1,071	1,259	1,148	-7%	Net operating income	3,010	4,825	-38%
(133)	(438)	(128)	+4%	Adjustments affecting net operating income	(531)	(1,921)	-72%
938	821	1,020	-8%	Adjusted net operating income*	2,479	2,904	-15%
377	404	357	+6%	Investments	1,113	1,024	+9%
88	324	24	x3.7	Divestments	437	2,784	-84%
295	386	338	-13%	Organic investments	989	941	+5%

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* Detail of adjustment items shown in the business segment information starting on page 19 of this exhibit.

The European Refining Margin Indicator (ERMI) for the Group decreased by 17% from a year ago to $39.9/t in the third quarter of 2018, and decreased by 22% to $33.4/t in the first nine months of 2018. The petrochemicals environment remained favorable in the third quarter of 2018; although, margins in Europe were lower than last year, affected by the higher price of feedstocks.

In this context, the Refining & Chemicals segment’s adjusted net operating income was:

•       $938 million in the third quarter of 2018, a decrease of 8% compared to the third quarter of 2017.

•       $2,479 million for the first nine months of 2018, a decrease of 15% compared to the first nine months of 2017.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. In the third quarter of 2018, the exclusion of the inventory valuation effect had a negative impact on the segment’s adjusted net operating income of $135 million compared to a negative impact of $156 million in the third quarter of 2017. The exclusion of special items in the third quarter of 2018 had a positive impact on the segment’s adjusted net operating income of $2 million compared to a positive impact of $28 million in the third quarter of 2017.

The segment’s cash flow from operating activities excluding financial charges was $1,338 million in the third quarter of 2018, 2.1 times higher than $652 million in the third quarter of 2017. Operating cash flow excluding the change in working capital at replacement cost and excluding financial charges in the third quarter of 2018 was $1,174 million, a decrease of 3% compared to $1,208 million in the third quarter of 2017.

In the first nine months of 2018, the segment’s cash flow from operating activities excluding financial charges was $1,228 million, a decrease of 72% compared to $4,381 million in the first nine months of 2017. Operating cash flow excluding the change in working capital at replacement cost and excluding financial charges was $3,112 million in the first nine months of 2018, a decrease of 13% compared to $3,586 million in the first nine months of 2017.

B.4.	Marketing & Services segment

-	Petroleum product sales

3Q18	2Q18	3Q17	3Q18 vs 3Q17	sales in kb/d*	9M18	9M17	9M18 vs 9M17
1,818	1,799	1,807	+1%	Total Marketing & Services sales	1,806	1,765	+2%
1,024	1,001	1,072	-4%	• Europe	1,006	1,050	-4%
794	798	735	+8%	• Rest of world	800	715	+12%

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* Excludes trading and bulk refining sales (see page13 of this exhibit); includes share of TotalErg.

Petroleum product sales increased by:

•         1% in the third quarter of 2018 compared to the third quarter of 2017. The sale of TotalErg in Italy was offset by higher sales in the rest of world.

•         2% for the first nine months of 2018 compared to the first nine months of 2017 for the same reasons.

-	Results

3Q18	2Q18	3Q17	3Q18 vs 3Q17	in millions of dollars	9M18	9M17	9M18 vs 9M17
23,144	22,528	19,086	+21%	Non-Group sales	66,980	54,215	+24%
569	662	574	-1%	Operating income	1,588	1,308	+21%
109	107	133	-2%	Net income (loss) from equity affiliates and other items	302	421	-28%
(166)	(194)	(173)	-4%	Tax on net operating income	(463)	(404)	+14%
512	575	534	-4%	Net operating income	1,427	1,325	+8%
(38)	(97)	(28)	+36%	Adjustments affecting net operating income	(108)	(85)	+27%
474	478	506	-6%	Adjusted net operating income*	1,319	1,240	+6%
293	310	190	+54%	Investments	831	887	-6%
117	45	150	-22%	Divestments	390	368	+6%
245	205	205	+20%	Organic investments	586	485	+21%

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 * Detail of adjustment items shown in the business segment information starting on page 19 of this exhibit.

Adjusted net operating income for the Marketing & Services segment was:

•         $474 million in the third quarter 2018, a decrease of 6% compared to the third quarter of 2017.

•         $1,319 million for the first nine months of 2018, an increase of 6% compared to the first nine months of 2017.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. In the third quarter of 2018, the exclusion of the inventory valuation effect had a negative impact on the segment’s adjusted net operating income of $38 million compared to a negative impact of $36 million in the third quarter of 2017. The exclusion of special items in the third quarter of 2018 had a neutral impact on the segment’s adjusted net operating income compared to a positive impact of $8 million in the third quarter of 2017.

The segment’s cash flow from operating activities excluding financial charges was $752 million in the third quarter of 2018, an increase of 21% compared to $624 million in the third quarter of 2017. Operating cash flow excluding the change in working capital at replacement cost and excluding financial charges in the third quarter of 2018 was $580 million, an increase of 6% compared to $545 million in the third quarter of 2017.

In the first nine months of 2018, the segment’s cash flow from operating activities excluding financial charges was $1,533 million, an increase of 27% compared to $1,206 million in the first nine months of 2017. Operating cash flow excluding the change in working capital at replacement cost and excluding financial charges in the first nine months of 2018 was $1,656 million, an increase of 4% compared to $1,598 million in the first nine months of 2017.

C.	GROUP RESULTS

-	Net income (Group share)

Net income (Group share) was $3,957 million in the third quarter of 2018, an increase of 45% compared to $2,724 million in the third quarter of 2017, and $10,314 million in the first nine months of 2018, an increase of 36% compared to $7,610 million in the first nine months of 2017.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value.

In line with the contribution from the segments, adjusted net income was:

•       $3,958 million in the third quarter of 2018, an increase of 48% compared to the third quarter of 2017.

•       $10,395 million for the first nine months of 2018, an increase of 35% compared to the first nine months of 2017.

Total adjustments affecting net income (Group share)3 were:

•	$(1) million in the third quarter of 2018; and

•	$(81) million in the first nine months of 2018.

-	Fully-diluted shares and share buyback

The number of fully-diluted shares was 2,636 million on September 30, 2018.

In the framework of the shareholder return policy announced in February 2018, since the beginning of the year, the Group has bought back shares, including:

•         shares issued in 2018 as scrip dividend to eliminate dilution: 7.2 million shares repurchased in the third quarter of 2018 and 25.6 million shares over the first nine months of 2018.

•         additional shares : 6.2 million shares repurchased in the third quarter of 2018 for $400 million and 16.1 million shares over the first nine months of 2018 for $1 billion.

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3 Details shown on pages 13 and 37-39 of this exhibit.

-	Divestments — acquisitions

Asset sales:

•         $209 million in the third quarter of 2018, comprised mainly of the sale of Joslyn in Canada, Rabi in Gabon and the Marketing & Services network in Haiti, compared to $202 million in the third quarter of 2017.

•         $3,071 million in the first nine months of 2018, comprised mainly of the elements above as well as the sale of the Martin Linge and Visund fields in Norway, an interest in Fort Hills in Canada, SunPower’s sale of its interest in 8point3, the marketing activities of TotalErg in Italy and the contribution of the Bayport polyethylene unit in the United States to the joint venture formed with Borealis and Nova in which Total holds 50%, compared to $3,120 million in the first nine months of 2017.

Acquisitions:

•         $3,849 million in the third quarter of 2018, comprised mainly of the acquisition of Engie’s LNG business, Direct Energie, two gas-fired power plants from KKR-Energas and the increase in our interest in Novatek to 19.4%.

•         $7,964 million in the first nine months of 2018, comprised of the elements above as well as notably the acquisitions of interests in the Iara and Lapa fields in Brazil, two new 40-year offshore concessions in Abu Dhabi, the Waha field in Libya and the acquisition of offshore assets from Cobalt in the Gulf of Mexico.

-	Cash flow

The Group’s cash flow from operating activities was $5,736 million in the third quarter of 2018, an increase of 31% compared to $4,363 million in the third quarter of 2017. The change in working capital at replacement cost in the third quarter of 2018, which is the (increase)/decrease in working capital of $(1,578) million as determined in accordance with IFRS adjusted for the pre-tax inventory valuation effect of $226 million, was $(1,352) million compared to $(796) million in the third quarter of 2017. Operating cash flow excluding the change in working capital at replacement cost in the third quarter of 2018 was $7,088 million, an increase of 37% compared to $5,159 million in the third quarter of 2017. Operating cash flow excluding the change in working capital at replacement cost and excluding financial charges in the third quarter of 2018 was $7,507 million, an increase of 37% compared to $5,467 million in the third quarter of 2017.The Group’s net cash flow4 was $880 million in the third quarter of 2018 compared to $1,786 million in the third quarter of 2017, as a result of the increase of $2,835 million in net investments, driven mainly by the acquisitions of Direct Energie and Engie’s LNG business and partially offset by a $1,929 million increase in operating cash flow before changes in working capital.

In the first nine months of 2018, the Group’s cash flow from operating activities was $14,063 million, an increase of 3% compared to $13,704 million in the first nine months of 2017. The change in working capital at replacement cost in the first nine months of 2018, which is the (increase)/decrease in working capital of $(5,656) million as determined in accordance with IFRS adjusted for the pre-tax inventory valuation effect of $862 million, was $(4,794) million compared to $(1,476) million in the first nine months of 2017. Operating cash flow excluding the change in working capital at replacement cost in the first nine months of 2018 was $18,857 million, an increase of 24% compared to $15,180 million in the first nine months of 2017. Operating cash flow excluding the change in working capital at replacement cost and excluding financial charges in the first nine months of 2018 was $19,972 million, an increase of 25% compared to $15,950 million in the first nine months of 2017. The Group’s net cash flow was $5,997 million in the first nine months of 2018 compared to $7,182 million in the first nine months 2017, as a result of a $4,862 million increase in net investments driven by the Group’s strategy of countercyclical acquisitions, partially offset by a $3,677 million increase in operating cash flow before changes in working capital.

___________________

4 “Net cash flow” = operating cash flow before working capital changes - net investments (including other transactions with non-controlling interests).

D.	PROFITABILITY Return on equity for the twelve months ended September 30, 2018, was 11.9%, an increase compared to the twelve months ended September 30, 2017.
in millions of dollars	10/01/2017 - 09/30/2018	07/01/2017 - 06/30/2018	10/01/2016- 09/30/2017
Adjusted net income	13,679	12,299	10,244
Adjusted shareholders’ equity	114,729	113,251	105,130
Return on equity (ROE)	11.9%	10.9%	9.7%
Return on average capital employed was 11.1% for the twelve months ended September 30, 2018, an increase compared to the twelve months ended September 30, 2017.
in millions of dollars	10/01/2017 - 09/30/2018	07/01/2017 - 06/30/2018	10/01/2016- 09/30/2017
Adjusted net operating income	15,295	13,748	11,298
Adjusted capital employed	138,242	136,355	130,860
ROACE	11.1%	10.1%	8.6%

E.	2018 SENSITIVITIES
	Scenario retained	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow
Dollar	$1.2/€	+/- $0.1 per €	-/+ $0.1 B	~$0 B
Brent	$50/b	+/- $10/b**	+/- $2.3 B	+/- $2.8 B
European refining margin indicator (ERMI)	$35/t	+/- $10/t	+/- $0.5 B	+/- $0.6 B

* Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about the Group’s portfolio in 2018. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

**Assumes constant liquids price differentials.

F.	SUMMARY AND OUTLOOK

At the start of the fourth quarter, Brent continues to trade around $80/b due to supply tensions and the geopolitical context. The Group resolutely maintains its programs to improve operational efficiency and reduce the breakeven to remain profitable in any environment.

The Upstream is well positioned to profit from the increase in the oil price thanks to projected production growth on the order of 8% in 2018 and 6-7% per year between 2017 and 2020. It will benefit in the coming months from the start-ups of the third train at Yamal LNG in Russia, Egina in Nigeria and Tempa Rossa in Italy as well as the second train at Ichthys LNG in Australia.

European refining margins remain very volatile, having reached $50/t on average in August and falling to around $20/t since the beginning of October. This decrease reflects the combined result of the increase in oil prices and the seasonal effect on demand. However, having already generated $4.8 billion of cash flow over the first nine months, the Downstream is well positioned to achieve its objectives in 2018, thus confirming its robustness.

In line with announced cash allocation priorities for the period 2018-20, the Group maintains its discipline on net investments with a projected level of around $16 billion in 2018 and $15-17 billion for 2019-20. It is implementing the 10% increase in the dividend over three years while continuing to buy back shares issued as scrip to eliminate dilution. Maintaining a low gearing ratio is a priority, and the Group intends to buy back $1.5 billion of shares in 2018 within the framework of its $5 billion buyback program over the 2018-20 period.

FORWARD-LOOKING STATEMENTS

 This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•

material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•	changes in currency exchange rates and currency devaluations;
•	the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;
•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;
•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;
•	changes in the current capital expenditure plans of TOTAL;
•	the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;
•	the financial resources of competitors;
•	changes in laws and regulations, including tax and environmental laws and industrial safety regulations;
•	the quality of future opportunities that may be presented to or pursued by TOTAL;
•	the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;
•	the ability to obtain governmental or regulatory approvals;
•	the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;
•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;
•

changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and
•	the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. -3.2 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2017.

OPERATING INFORMATION BY SEGMENT

•	Exploration & Production

3Q18	2Q18	3Q17	3Q18 vs 3Q17	Combined liquids and gas production by region (kboe/d)	9M18	9M17	9M18 vs 9M17
910	842	730	+25%	Europe and Central Asia	879	761	+16%
676	672	665	+2%	Africa	674	652	+3%
687	681	592	+16%	Middle East and North Africa	669	547	+22%
399	401	357	+12%	Americas	390	345	+13%
132	121	237	-44%	Asia-Pacific	129	245	-47%
2,804	2,717	2,581	+9%	Total production	2,742	2,550	+8%
645	616	659	-2%	• Including equity affiliates	661	634	+4%

3Q18	2Q18	3Q17	3Q18 vs 3Q17	Liquids production by region (kb/d)	9M18	9M17	9M18 vs 9M17
341	332	257	+33%	Europe and Central Asia	324	264	+23%
528	511	517	+2%	Africa	514	503	+2%
538	539	452	+19%	Middle East and North Africa	526	407	+29%
186	190	138	+35%	Americas	180	130	+39%
18	11	29	-37%	Asia-Pacific	14	28	-50%
1,611	1,582	1,392	+16%	Total production	1,558	1,331	+17%
221	233	311	-29%	• Including equity affiliates	252	273	-8%

3Q18	2Q18	3Q17	3Q18 vs 3Q17	Gas production by region (Mcf/d)	9M18	9M17	9M18 vs 9M17
3,069	2,754	2,556	+20%	Europe and Central Asia	2,993	2,678	+12%
776	772	663	+17%	Africa	801	685	+17%
830	787	778	+7%	Middle East and North Africa	793	777	+2%
1,198	1,192	1,228	-2%	Americas	1,183	1,207	-2%
684	671	1,202	-43%	Asia-Pacific	695	1,258	-45%
6,557	6,176	6,427	+2%	Total production	6,465	6,605	-2%
2,313	2,026	1,798	+29%	• Including equity affiliates	2,199	1,880	+17%

3Q18	2Q18	3Q17	3Q18 vs 3Q17	Liquefied natural gas	9M18	9M17	9M18 vs 9M17
2.78	2.47	2.95	-6%	LNG sales*(Mt)	7.75	8.56	-9%
____________

 * Sales, Group share, excluding trading; 2017 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2017 SEC coefficient.

•	Downstream (Refining & Chemicals and Marketing & Services)

3Q18	2Q18	3Q17*	3Q18 vs 3Q17	Petroleum product sales by region (kb/d)**	9M18	9M17*	9M18 vs 9M17
2,030	1,942	2,189	-7%	Europe	1,958	2,115	-7%
760	652	647	+18%	Africa	722	607	+19%
979	802	538	+82%	Americas	847	589	+44%
569	644	770	-26%	Rest of world	631	767	-18%
4,338	4,040	4,144	+5%	Total consolidated sales	4,158	4,078	+2%
581	556	583	n/a	• Including bulk sales	569	579	-2%
1,939	1,685	1,754	+11%	• Including trading	1,783	1,734	+3%

____________

*	2017 data restated.
**	Includes share of TotalErg.

ADJUSTMENT ITEMS

•	Adjustments to net income (Group share)

3Q18	2Q18	3Q17	in millions of dollars	9M18	9M17
(152)	(358)	(123)	Special items affecting net income (Group share)	(705)	5
89	(2)	-	• Gain (loss) on asset sales	(14)	2,264
(39)	(46)	(2)	• Restructuring charges	(106)	(61)
(88)	(236)	(74)	• Impairments	(336)	(1,824)
(114)	(74)	(47)	• Other	(249)	(374)
160	517	183	After-tax inventory effect: FIFO vs. replacement cost	632	(72)
(9)	9	(10)	Effect of changes in fair value	(8)	(29)
(1)	168	50	Total adjustments affecting net income	(81)	(96)

INVESTMENTS — DIVESTMENTS

3Q18	2Q18	3Q17	3Q18 vs 3Q17	in millions of dollars	9M18	9M17	9M18 vs 9M17
2,568	2,780	3,060	-16%	Organic investments (a)	7,967	9,953	-20%
156	137	161	-3%	• Capitalized exploration	405	438	-8%
147	140	153	-4%	• Increase in non-current loans	458	754	-39%
(688)	(581)	(337)	x2	• Repayment of non-current loans	(1,685)	(677)	x2.5
3,228	426	513	x6.3	Acquisitions (b)	7,343	1,163	x6.3
209	693	202	+3%	Asset sales (c)	3,071	3,120	-2%
(621)	-	(2)	-	Other transactions with non-controlling interests (d)	(621)	(2)	-
6,208	2,513	3,373	+84%	Net investments (a+b-c-d)	12,860	7,998	+61%

CASH FLOW

3Q18	2Q18	3Q17	3Q18 vs 3Q17	in millions of dollars	9M18	9M17	9M18 vs 9M17
7,507	6,797	5,467	+37%	Operating cash flow before working capital changes w/o financial charges (DACF)	19,972	15,950	+25%
(419)	(398)	(308)	+36%	• Financial charges	(1,115)	(770)	+45%
7,088	6,399	5,159	+37%	Operating cash flow before working capital changes (a)	18,857	15,180	+24%
(1,578)	(856)	(1,057)	+49%	• (Increase) decrease in working capital	(5,656)	(1,379)	x4.1
226	703	261	-13%	• Inventory effect	862	(97)	n/a
5,736	6,246	4,363	+31%	Cash flow from operations	14,063	13,704	+3%

2,568	2,780	3,060	-16%	Organic investments (b)	7,967	9,953	-20%
4,520	3,619	2,099	x2.2	Free cash flow after organic investments, w/o net asset sales (a-b)	10,890	5,227	x2.1

6,208	2,513	3,373	+84%	Net investments (c)	12,860	7,998	+61%
880	3,886	1,786	-51%	Net cash flow (a-c)	5,997	7,182	-16%

GEARING RATIOS

in millions of dollars	09/30/2018	06/30/2018	09/30/2017
Current borrowings	15,180	15,659	11,206
Net current financial assets	(2,884)	(2,806)	(2,306)
Net financial assets classified as held for sale	(14)	-	(2)
Non-current financial debt	41,088	38,362	40,226
Hedging instruments of non-current debt	(1,129)	(967)	(626)
Cash and cash equivalents	(25,252)	(26,475)	(28,583)
Net debt (a)	26,989	23,773	19,915
Shareholders’ equity - Group share	118,193	117,975	109,801
Non-controlling interests	2,430	2,288	2,799
Shareholders’ equity (b)	120,623	120,263	112,600
Net-debt-to-equity ratio = a/b	22.4%	19.8%	17.7%
Net-debt-to-capital ratio = a/(a+b)	18.3%	16.5%	15.0%

RETURN ON AVERAGE CAPITAL EMPLOYED

•	Twelve months ended September 30, 2018

in millions of dollars	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services
Adjusted net operating income	9,539	812	3,365	1,755
Capital employed at 09/30/2017*	110,114	5,388	11,919	6,871
Capital employed at 09/30/2018*	118,820	9,871	12,884	6,841
ROACE	8.3%	10.6%	27.1%	25.6%

•	Twelve months ended June 30, 2018

in millions of dollars	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services
Adjusted net operating income	8,114	637	3,447	1,787
Capital employed at 06/30/2017*	108,618	5,363	10,957	6,937
Capital employed at 06/30/2018*	118,715	4,442	12,939	7,040
ROACE	7.1%	13.0%	28.9%	25.6%

•	Twelve months ended September 30, 2017

in millions of dollars	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services
Adjusted net operating income	5,187	385	4,035	1,646
Capital employed at 09/30/2016*	109,210	6,058	12,034	5,704
Capital employed at 09/30/2017*	110,114	5,388	11,919	6,871
ROACE	4.7%	6.7%	33.7%	26.2%

____________

*	At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

Chart updated around the middle of the month following the end of each quarter.

	€/$	Brent ($/b)	Average liquids price* ($/b)	Average gas price* ($/Mbtu)	ERMI** ($/t)***
Third quarter 2018	1.16	75.2	69.5	4.96	39.9
Second quarter 2018	1.19	74.4	69.5	4.49	34.7
First quarter 2018	1.23	66.8	60.4	4.73	25.6
Fourth quarter 2017	1.18	61.3	57.6	4.23	35.5
Third quarter 2017	1.17	52.1	48.9	4.05	48.2

____________

*	Consolidated subsidiaries, excluding fixed margin contracts, including hydrocarbon production overlifting/underlifting position valued at market price.
**

The European Refining Margin Indicator (“ERMI”) is a Group indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by the Group in any period because of the Group’s particular refinery configurations, product mix effects or other company-specific operating conditions.

***	$1/t = $0.136/b.

Disclaimer: data is based on TOTAL’s reporting, is not audited and is subject to change.

CONSOLIDATED STATEMENT OF INCOME
TOTAL
(unaudited)
	3rd quarter	2nd quarter	3rd quarter
(M$)(a)	2018	2018	2017

Sales	54,717	52,540	43,044
Excise taxes	(6,317)	(6,438)	(5,962)
Revenues from sales	48,400	46,102	37,082

Purchases, net of inventory variation	(32,351)	(30,599)	(24,367)
Other operating expenses	(6,873)	(6,761)	(6,108)
Exploration costs	(234)	(158)	(181)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,279)	(3,435)	(3,035)
Other income	581	252	404
Other expense	(355)	(413)	(67)

Financial interest on debt	(536)	(478)	(368)
Financial income and expense from cash & cash equivalents	(63)	(54)	(45)
Cost of net debt	(599)	(532)	(413)

Other financial income	290	321	204
Other financial expense	(171)	(159)	(164)

Net income (loss) from equity affiliates	918	1,103	500

Income taxes	(2,240)	(2,087)	(1,092)
Consolidated net income	4,087	3,634	2,763
Group share	3,957	3,721	2,724
Non-controlling interests	130	(87)	39
Earnings per share ($)	1.48	1.38	1.06
Fully-diluted earnings per share ($)	1.47	1.38	1.06
(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
TOTAL
(unaudited)
	3rd quarter	2nd quarter	3rd quarter
(M$)	2018	2018	2017
Consolidated net income	4,087	3,634	2,763

Other comprehensive income

Actuarial gains and losses	33	42	(129)
Change in fair value of investments in equity instruments	(2)	(2)	-
Tax effect	(13)	(20)	36
Currency translation adjustment generated by the parent company	(511)	(4,761)	2,420
Items not potentially reclassifiable to profit and loss	(493)	(4,741)	2,327
Currency translation adjustment	93	1,330	(575)
Available for sale financial assets	-	-	4
Cash flow hedge	55	77	116
Variation of foreign currency basis spread	(39)	2	-
Share of other comprehensive income of equity affiliates, net amount	(142)	36	(209)
Other	(2)	(2)	-
Tax effect	(9)	(27)	(42)
Items potentially reclassifiable to profit and loss	(44)	1,416	(706)
Total other comprehensive income (net amount)	(537)	(3,325)	1,621

Comprehensive income	3,550	309	4,384
Group share	3,436	450	4,346
Non-controlling interests	114	(141)	38

CONSOLIDATED STATEMENT OF INCOME
TOTAL
(unaudited)
	9 months	9 months
(M$)(a)	2018	2017

Sales	156,868	124,142
Excise taxes	(19,074)	(16,485)
Revenues from sales	137,794	107,657

Purchases, net of inventory variation	(92,396)	(71,752)
Other operating expenses	(20,571)	(18,380)
Exploration costs	(596)	(577)
Depreciation, depletion and impairment of tangible assets and mineral interests	(9,630)	(10,412)
Other income	1,356	3,299
Other expense	(958)	(464)

Financial interest on debt	(1,404)	(1,044)
Financial income and expense from cash & cash equivalents	(158)	(93)
Cost of net debt	(1,562)	(1,137)

Other financial income	851	717
Other financial expense	(500)	(483)

Net income (loss) from equity affiliates	2,505	1,358

Income taxes	(5,923)	(2,257)
Consolidated net income	10,370	7,569
Group share	10,314	7,610
Non-controlling interests	56	(41)
Earnings per share ($)	3.87	2.99
Fully-diluted earnings per share ($)	3.85	2.98
(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
TOTAL
(unaudited)
	9 months	9 months
(M$)	2018	2017
Consolidated net income	10,370	7,569

Other comprehensive income

Actuarial gains and losses	100	29
Change in fair value of investments in equity instruments	3	-
Tax effect	(31)	(17)
Currency translation adjustment generated by the parent company	(3,141)	7,884
Items not potentially reclassifiable to profit and loss	(3,069)	7,896
Currency translation adjustment	1,061	(1,993)
Available for sale financial assets	-	4
Cash flow hedge	310	150
Variation of foreign currency basis spread	(66)	-
Share of other comprehensive income of equity affiliates, net amount	(274)	(672)
Other	(4)	-
Tax effect	(84)	(51)
Items potentially reclassifiable to profit and loss	943	(2,562)
Total other comprehensive income (net amount)	(2,126)	5,334

Comprehensive income	8,244	12,903
Group share	8,242	12,927
Non-controlling interests	2	(24)

CONSOLIDATED BALANCE SHEET
TOTAL
	September 30, 2018	June 30, 2018	December 31, 2017	September 30, 2017
(M$)	(unaudited)	(unaudited)		(unaudited)

ASSETS

Non-current assets
Intangible assets, net	27,356	24,562	14,587	14,891
Property, plant and equipment, net	115,136	114,047	109,397	113,491
Equity affiliates : investments and loans	23,402	22,443	22,103	22,130
Other investments	1,602	1,396	1,727	1,124
Non-current financial assets	1,129	967	679	626
Deferred income taxes	5,186	5,348	5,206	5,345
Other non-current assets	3,167	3,384	3,984	4,291
Total non-current assets	176,978	172,147	157,683	161,898

Current assets
Inventories, net	19,689	18,392	16,520	14,769
Accounts receivable, net	20,010	16,974	14,893	13,738
Other current assets	18,613	14,408	14,210	13,944
Current financial assets	3,553	3,609	3,393	2,579
Cash and cash equivalents	25,252	26,475	33,185	28,583
Assets classified as held for sale	207	-	2,747	997
Total current assets	87,324	79,858	84,948	74,610
Total assets	264,302	252,005	242,631	236,508

LIABILITIES & SHAREHOLDERS' EQUITY

Shareholders' equity
Common shares	8,304	8,305	7,882	7,806
Paid-in surplus and retained earnings	123,167	121,896	112,040	111,128
Currency translation adjustment	(10,321)	(9,764)	(7,908)	(8,675)
Treasury shares	(2,957)	(2,462)	(458)	(458)
Total shareholders' equity - Group share	118,193	117,975	111,556	109,801
Non-controlling interests	2,430	2,288	2,481	2,799
Total shareholders' equity	120,623	120,263	114,037	112,600

Non-current liabilities
Deferred income taxes	12,138	11,969	10,828	11,326
Employee benefits	3,308	3,329	3,735	4,384
Provisions and other non-current liabilities	18,740	18,807	15,986	17,140
Non-current financial debt	41,088	38,362	41,340	40,226
Total non-current liabilities	75,274	72,467	71,889	73,076

Current liabilities
Accounts payable	28,100	25,021	26,479	21,092
Other creditors and accrued liabilities	24,429	17,792	17,779	17,740
Current borrowings	15,180	15,659	11,096	11,206
Other current financial liabilities	669	803	245	273
Liabilities directly associated with the assets classified as held for sale	27	-	1,106	521
Total current liabilities	68,405	59,275	56,705	50,832
Total liabilities & shareholders' equity	264,302	252,005	242,631	236,508

CONSOLIDATED STATEMENT OF CASH FLOW
TOTAL
(unaudited)
	3rd quarter	2nd quarter	3rd quarter
(M$)	2018	2018	2017

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	4,087	3,634	2,763
Depreciation, depletion, amortization and impairment	3,477	3,508	3,164
Non-current liabilities, valuation allowances and deferred taxes	320	35	(93)
(Gains) losses on disposals of assets	(267)	(148)	(144)
Undistributed affiliates' equity earnings	(416)	(298)	(110)
(Increase) decrease in working capital	(1,578)	(856)	(1,057)
Other changes, net	113	371	(160)
Cash flow from operating activities	5,736	6,246	4,363

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(3,352)	(3,513)	(3,104)
Acquisitions of subsidiaries, net of cash acquired	(2,714)	12	(472)
Investments in equity affiliates and other securities	(271)	(146)	(181)
Increase in non-current loans	(147)	(140)	(153)
Total expenditures	(6,484)	(3,787)	(3,910)
Proceeds from disposals of intangible assets and property, plant and equipment	113	304	55
Proceeds from disposals of subsidiaries, net of cash sold	(11)	(7)	-
Proceeds from disposals of non-current investments	107	396	147
Repayment of non-current loans	688	581	337
Total divestments	897	1,274	539
Cash flow used in investing activities	(5,587)	(2,513)	(3,371)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	16	473	65
- Treasury shares	(844)	(1,182)	-
Dividends paid:
- Parent company shareholders	-	(2,692)	-
- Non-controlling interests	(9)	(72)	(11)
Issuance of perpetual subordinated notes	-	-	-
Payments on perpetual subordinated notes	-	(116)	-
Other transactions with non-controlling interests	(621)	-	(2)
Net issuance (repayment) of non-current debt	2,146	52	400
Increase (decrease) in current borrowings	(1,965)	(738)	(3,717)
Increase (decrease) in current financial assets and liabilities	69	(1,779)	1,182
Cash flow used in financing activities	(1,208)	(6,054)	(2,083)
Net increase (decrease) in cash and cash equivalents	(1,059)	(2,321)	(1,091)
Effect of exchange rates	(164)	(1,296)	954
Cash and cash equivalents at the beginning of the period	26,475	30,092	28,720
Cash and cash equivalents at the end of the period	25,252	26,475	28,583

CONSOLIDATED STATEMENT OF CASH FLOW
TOTAL
(unaudited)
	9 months	9 months
(M$)	2018	2017

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	10,370	7,569
Depreciation, depletion, amortization and impairment	10,031	10,754
Non-current liabilities, valuation allowances and deferred taxes	469	(340)
(Gains) losses on disposals of assets	(540)	(2,527)
Undistributed affiliates' equity earnings	(973)	96
(Increase) decrease in working capital	(5,656)	(1,379)
Other changes, net	362	(469)
Cash flow from operating activities	14,063	13,704

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(12,530)	(9,105)
Acquisitions of subsidiaries, net of cash acquired	(3,428)	(797)
Investments in equity affiliates and other securities	(579)	(1,137)
Increase in non-current loans	(458)	(754)
Total expenditures	(16,995)	(11,793)
Proceeds from disposals of intangible assets and property, plant and equipment	2,395	135
Proceeds from disposals of subsidiaries, net of cash sold	(15)	2,696
Proceeds from disposals of non-current investments	691	289
Repayment of non-current loans	1,685	677
Total divestments	4,756	3,797
Cash flow used in investing activities	(12,239)	(7,996)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	498	486
- Treasury shares	(2,584)	-
Dividends paid:
- Parent company shareholders	(4,208)	(2,000)
- Non-controlling interests	(93)	(87)
Issuance of perpetual subordinated notes	-	-
Payments on perpetual subordinated notes	(266)	(219)
Other transactions with non-controlling interests	(621)	(2)
Net issuance (repayment) of non-current debt	(282)	746
Increase (decrease) in current borrowings	(996)	(6,297)
Increase (decrease) in current financial assets and liabilities	(555)	2,819
Cash flow used in financing activities	(9,107)	(4,554)
Net increase (decrease) in cash and cash equivalents	(7,283)	1,154
Effect of exchange rates	(650)	2,832
Cash and cash equivalents at the beginning of the period	33,185	24,597
Cash and cash equivalents at the end of the period	25,252	28,583

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
TOTAL
(unaudited)
	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders' equity - Group Share	Non-controlling interests	Total shareholders' equity
(M$)	Number	Amount			Number	Amount
As of January 1, 2017	2,430,365,862	7,604	105,547	(13,871)	(10,587,822)	(600)	98,680	2,894	101,574
Net income of the first nine months 2017	-	-	7,610	-	-	-	7,610	(41)	7,569
Other comprehensive Income	-	-	121	5,196	-	-	5,317	17	5,334
Comprehensive Income	-	-	7,731	5,196	-	-	12,927	(24)	12,903
Dividend	-	-	(5,137)	-	-	-	(5,137)	(87)	(5,224)
Issuance of common shares	72,388,372	202	3,242	-	-	-	3,444	-	3,444
Purchase of treasury shares	-	-	-	-	-	-	-	-	-
Sale of treasury shares(a)	-	-	(142)	-	2,209,716	142	-	-	-
Share-based payments	-	-	113	-	-	-	113	-	113
Share cancellation	-	-	-	-	-	-	-	-	-
Issuance of perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Payments on perpetual subordinated notes	-	-	(223)	-	-	-	(223)	-	(223)
Other operations with non-controlling interests	-	-	(7)	-	-	-	(7)	5	(2)
Other items	-	-	4	-	-	-	4	11	15
As of September 30, 2017	2,502,754,234	7,806	111,128	(8,675)	(8,378,106)	(458)	109,801	2,799	112,600
Net income of the fourth quarter 2017	-	-	1,021	-	-	-	1,021	(291)	730
Other comprehensive Income	-	-	597	767	-	-	1,364	27	1,391
Comprehensive Income	-	-	1,618	767	-	-	2,385	(264)	2,121
Dividend	-	-	(1,855)	-	-	-	(1,855)	(54)	(1,909)
Issuance of common shares	26,235,382	76	1,189	-	-	-	1,265	-	1,265
Purchase of treasury shares	-	-	-	-	-	-	-	-	-
Sale of treasury shares(a)	-	-	-	-	1,350	-	-	-	-
Share-based payments	-	-	38	-	-	-	38	-	38
Share cancellation	-	-	-	-	-	-	-	-	-
Issuance of perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Payments on perpetual subordinated notes	-	-	(79)	-	-	-	(79)	-	(79)
Other operations with non-controlling interests	-	-	(1)	-	-	-	(1)	(1)	(2)
Other items	-	-	2	-	-	-	2	1	3
As of December 31, 2017	2,528,989,616	7,882	112,040	(7,908)	(8,376,756)	(458)	111,556	2,481	114,037
Net income of the first nine months 2018	-	-	10,314	-	-	-	10,314	56	10,370
Other comprehensive Income	-	-	341	(2,413)	-	-	(2,072)	(54)	(2,126)
Comprehensive Income	-	-	10,655	(2,413)	-	-	8,242	2	8,244
Dividend	-	-	(6,078)	-	-	-	(6,078)	(93)	(6,171)
Issuance of common shares	137,393,893	422	7,265	-	-	-	7,687	-	7,687
Purchase of treasury shares	-	-	-	-	(45,047,172)	(2,740)	(2,740)	-	(2,740)
Sale of treasury shares(a)	-	-	(241)	-	4,079,257	241	-	-	-
Share-based payments	-	-	246	-	-	-	246	-	246
Share cancellation	-	-	-	-	-	-	-	-	-
Issuance of perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Payments on perpetual subordinated notes	-	-	(239)	-	-	-	(239)	-	(239)
Other operations with non-controlling interests	-	-	(455)	-	-	-	(455)	(57)	(512)
Other items	-	-	(26)	-	-	-	(26)	97	71
As of September 30, 2018	2,666,383,509	8,304	123,167	(10,321)	(49,344,671)	(2,957)	118,193	2,430	120,623
(a)Treasury shares related to the restricted stock grants.

INFORMATIONS BY BUSINESS SEGMENT
TOTAL
(unaudited)

3rd quarter 2018	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	2,734	5,267	23,572	23,144	-	-	54,717
Intersegment sales	8,538	455	9,280	242	12	(18,527)	-
Excise taxes	-	-	(823)	(5,494)	-	-	(6,317)
Revenues from sales	11,272	5,722	32,029	17,892	12	(18,527)	48,400
Operating expenses	(4,559)	(5,535)	(30,593)	(17,147)	(151)	18,527	(39,458)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,714)	(84)	(294)	(176)	(11)	-	(3,279)
Operating income	3,999	103	1,142	569	(150)	-	5,663
Net income (loss) from equity affiliates and other items	829	65	221	109	39	-	1,263
Tax on net operating income	(1,975)	(33)	(292)	(166)	146	-	(2,320)
Net operating income	2,853	135	1,071	512	35	-	4,606
Net cost of net debt							(519)
Non-controlling interests							(130)
Net income - group share							3,957

3rd quarter 2018 (adjustments)(a)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	-	-	-	-	-	-
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	-	-	-	-	-	-
Operating expenses	(50)	(64)	176	47	-	-	109
Depreciation, depletion and impairment of tangible assets and mineral interests	(65)	(39)	-	-	-	-	(104)
Operating income (b)	(115)	(103)	176	47	-	-	5
Net income (loss) from equity affiliates and other items	39	(25)	9	-	-	-	23
Tax on net operating income	65	(9)	(52)	(9)	-	-	(5)
Net operating income (b)	(11)	(137)	133	38	-	-	23
Net cost of net debt							(44)
Non-controlling interests							20
Net income - group share							(1)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	179	47	-
- On net operating income	-	-	135	38	-

3rd quarter 2018 (adjusted)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	2,734	5,267	23,572	23,144	-	-	54,717
Intersegment sales	8,538	455	9,280	242	12	(18,527)	-
Excise taxes	-	-	(823)	(5,494)	-	-	(6,317)
Revenues from sales	11,272	5,722	32,029	17,892	12	(18,527)	48,400
Operating expenses	(4,509)	(5,471)	(30,769)	(17,194)	(151)	18,527	(39,567)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,649)	(45)	(294)	(176)	(11)	-	(3,175)
Adjusted operating income	4,114	206	966	522	(150)	-	5,658
Net income (loss) from equity affiliates and other items	790	90	212	109	39	-	1,240
Tax on net operating income	(2,040)	(24)	(240)	(157)	146	-	(2,315)
Adjusted net operating income	2,864	272	938	474	35	-	4,583
Net cost of net debt							(475)
Non-controlling interests							(150)
Adjusted net income - group share							3,958

3rd quarter 2018	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	2,796	3,001	377	293	17		6,484
Total divestments	563	129	88	117	-		897
Cash flow from operating activities (*)	4,821	(554)	1,338	752	(621)		5,736

(*) As of January 1st, 2018, for a better reflection of the operating performance of the segments, financial expenses were all transferred to the Corporate segment. 2017 comparative information has been restated.

INFORMATIONS BY BUSINESS SEGMENT
TOTAL
(unaudited)

2nd quarter 2018	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	3,398	3,268	23,349	22,528	(3)	-	52,540
Intersegment sales	7,793	430	9,440	293	(63)	(17,893)	-
Excise taxes	-	-	(867)	(5,571)	-	-	(6,438)
Revenues from sales	11,191	3,698	31,922	17,250	(66)	(17,893)	46,102
Operating expenses	(4,934)	(3,570)	(30,369)	(16,416)	(122)	17,893	(37,518)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,484)	(464)	(304)	(172)	(11)	-	(3,435)
Operating income	3,773	(336)	1,249	662	(199)	-	5,149
Net income (loss) from equity affiliates and other items	569	128	289	107	11	-	1,104
Tax on net operating income	(1,772)	(19)	(279)	(194)	85	-	(2,179)
Net operating income	2,570	(227)	1,259	575	(103)	-	4,074
Net cost of net debt							(440)
Non-controlling interests							87
Net income - group share							3,721

2nd quarter 2018 (adjustments)(a)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	24	-	-	-	-	24
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	24	-	-	-	-	24
Operating expenses	(97)	(9)	569	134	-	-	597
Depreciation, depletion and impairment of tangible assets and mineral interests	-	(424)	-	-	-	-	(424)
Operating income (b)	(97)	(409)	569	134	-	-	197
Net income (loss) from equity affiliates and other items	(66)	(4)	46	1	-	-	(23)
Tax on net operating income	46	(7)	(177)	(38)	-	-	(176)
Net operating income (b)	(117)	(420)	438	97	-	-	(2)
Net cost of net debt							(9)
Non-controlling interests							179
Net income - group share							168

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	569	134	-
- On net operating income	-	-	438	97	-

2nd quarter 2018 (adjusted)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	3,398	3,244	23,349	22,528	(3)	-	52,516
Intersegment sales	7,793	430	9,440	293	(63)	(17,893)	-
Excise taxes	-	-	(867)	(5,571)	-	-	(6,438)
Revenues from sales	11,191	3,674	31,922	17,250	(66)	(17,893)	46,078
Operating expenses	(4,837)	(3,561)	(30,938)	(16,550)	(122)	17,893	(38,115)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,484)	(40)	(304)	(172)	(11)	-	(3,011)
Adjusted operating income	3,870	73	680	528	(199)	-	4,952
Net income (loss) from equity affiliates and other items	635	132	243	106	11	-	1,127
Tax on net operating income	(1,818)	(12)	(102)	(156)	85	-	(2,003)
Adjusted net operating income	2,687	193	821	478	(103)	-	4,076
Net cost of net debt							(431)
Non-controlling interests							(92)
Adjusted net income - group share							3,553

2nd quarter 2018	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	2,980	79	404	310	14		3,787
Total divestments	500	405	324	45	-		1,274
Cash flow from operating activities (*)	4,628	104	999	841	(326)		6,246

(*) As of January 1st, 2018, for a better reflection of the operating performance of the segments, financial expenses were all transferred to the Corporate segment. 2017 comparative information has been restated.

INFORMATIONS BY BUSINESS SEGMENT
TOTAL
(unaudited)

3rd quarter 2017	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	2,121	2,903	18,923	19,086	11	-	43,044
Intersegment sales	5,665	286	6,592	207	89	(12,839)	-
Excise taxes	-	-	(799)	(5,163)	-	-	(5,962)
Revenues from sales	7,786	3,189	24,716	14,130	100	(12,839)	37,082
Operating expenses	(3,632)	(3,117)	(23,110)	(13,386)	(250)	12,839	(30,656)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,548)	(51)	(258)	(170)	(8)	-	(3,035)
Operating income	1,606	21	1,348	574	(158)	-	3,391
Net income (loss) from equity affiliates and other items	521	12	179	133	32	-	877
Tax on net operating income	(745)	7	(379)	(173)	100	-	(1,190)
Net operating income	1,382	40	1,148	534	(26)	-	3,078
Net cost of net debt							(315)
Non-controlling interests							(39)
Net income - group share							2,724

3rd quarter 2017 (adjustments)(a)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	(14)	-	-	-	-	(14)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(14)	-	-	-	-	(14)
Operating expenses	(2)	(32)	166	51	-	-	183
Depreciation, depletion and impairment of tangible assets and mineral interests	(57)	-	-	-	-	-	(57)
Operating income (b)	(59)	(46)	166	51	-	-	112
Net income (loss) from equity affiliates and other items	(2)	(15)	12	(5)	-	-	(10)
Tax on net operating income	4	4	(50)	(18)	-	-	(60)
Net operating income (b)	(57)	(57)	128	28	-	-	42
Net cost of net debt							(7)
Non-controlling interests							15
Net income - group share							50

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	210	51	-
- On net operating income	-	-	156	36	-

3rd quarter 2017 (adjusted)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	2,121	2,917	18,923	19,086	11	-	43,058
Intersegment sales	5,665	286	6,592	207	89	(12,839)	-
Excise taxes	-	-	(799)	(5,163)	-	-	(5,962)
Revenues from sales	7,786	3,203	24,716	14,130	100	(12,839)	37,096
Operating expenses	(3,630)	(3,085)	(23,276)	(13,437)	(250)	12,839	(30,839)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,491)	(51)	(258)	(170)	(8)	-	(2,978)
Adjusted operating income	1,665	67	1,182	523	(158)	-	3,279
Net income (loss) from equity affiliates and other items	523	27	167	138	32	-	887
Tax on net operating income	(749)	3	(329)	(155)	100	-	(1,130)
Adjusted net operating income	1,439	97	1,020	506	(26)	-	3,036
Net cost of net debt							(308)
Non-controlling interests							(54)
Adjusted net income - group share							2,674

3rd quarter 2017	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	3,228	99	357	190	36		3,910
Total divestments	339	-	24	150	26		539
Cash flow from operating activities (*)	3,010	348	652	624	(271)		4,363

(*) As of January 1st, 2018, for a better reflection of the operating performance of the segments, financial expenses were all transferred to the Corporate segment. 2017 comparative information has been restated.

INFORMATIONS BY BUSINESS SEGMENT
TOTAL
(unaudited)

9 months 2018	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	8,599	12,626	68,660	66,980	3	-	156,868
Intersegment sales	23,255	1,353	26,676	733	46	(52,063)	-
Excise taxes	-	-	(2,537)	(16,537)	-	-	(19,074)
Revenues from sales	31,854	13,979	92,799	51,176	49	(52,063)	137,794
Operating expenses	(13,538)	(13,631)	(88,841)	(49,066)	(550)	52,063	(113,563)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,548)	(618)	(911)	(522)	(31)	-	(9,630)
Operating income	10,768	(270)	3,047	1,588	(532)	-	14,601
Net income (loss) from equity affiliates and other items	2,039	227	638	302	48	-	3,254
Tax on net operating income	(5,297)	(67)	(675)	(463)	327	-	(6,175)
Net operating income	7,510	(110)	3,010	1,427	(157)	-	11,680
Net cost of net debt							(1,310)
Non-controlling interests							(56)
Net income - group share							10,314

9 months 2018 (adjustments)(a)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	13	-	-	-	-	13
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	13	-	-	-	-	13
Operating expenses	(200)	(165)	707	152	(9)	-	485
Depreciation, depletion and impairment of tangible assets and mineral interests	(65)	(485)	-	-	-	-	(550)
Operating income (b)	(265)	(637)	707	152	(9)	-	(52)
Net income (loss) from equity affiliates and other items	(128)	(40)	34	-	-	-	(134)
Tax on net operating income	169	(13)	(210)	(44)	-	-	(98)
Net operating income (b)	(224)	(690)	531	108	(9)	-	(284)
Net cost of net debt							(63)
Non-controlling interests							266
Net income - group share							(81)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	710	152	-
- On net operating income	-	-	550	108	-

9 months 2018 (adjusted)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	8,599	12,613	68,660	66,980	3	-	156,855
Intersegment sales	23,255	1,353	26,676	733	46	(52,063)	-
Excise taxes	-	-	(2,537)	(16,537)	-	-	(19,074)
Revenues from sales	31,854	13,966	92,799	51,176	49	(52,063)	137,781
Operating expenses	(13,338)	(13,466)	(89,548)	(49,218)	(541)	52,063	(114,048)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,483)	(133)	(911)	(522)	(31)	-	(9,080)
Adjusted operating income	11,033	367	2,340	1,436	(523)	-	14,653
Net income (loss) from equity affiliates and other items	2,167	267	604	302	48	-	3,388
Tax on net operating income	(5,466)	(54)	(465)	(419)	327	-	(6,077)
Adjusted net operating income	7,734	580	2,479	1,319	(148)	-	11,964
Net cost of net debt							(1,247)
Non-controlling interests							(322)
Adjusted net income - group share							10,395

9 months 2018	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	11,647	3,329	1,113	831	75		16,995
Total divestments	3,314	612	437	390	3		4,756
Cash flow from operating activities (*)	13,018	(629)	1,228	1,533	(1,087)		14,063

(*) As of January 1st, 2018, for a better reflection of the operating performance of the segments, financial expenses were all transferred to the Corporate segment. 2017 comparative information has been restated.

INFORMATIONS BY BUSINESS SEGMENT
TOTAL
(unaudited)

9 months 2017	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	6,292	8,771	54,844	54,215	20	-	124,142
Intersegment sales	16,331	869	18,954	650	284	(37,088)	-
Excise taxes	-	-	(2,180)	(14,305)	-	-	(16,485)
Revenues from sales	22,623	9,640	71,618	40,560	304	(37,088)	107,657
Operating expenses	(10,866)	(9,443)	(67,906)	(38,780)	(802)	37,088	(90,709)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,960)	(163)	(790)	(472)	(27)	-	(10,412)
Operating income	2,797	34	2,922	1,308	(525)	-	6,536
Net income (loss) from equity affiliates and other items	1,198	(20)	2,780	421	48	-	4,427
Tax on net operating income	(1,696)	(54)	(877)	(404)	485	-	(2,546)
Net operating income	2,299	(40)	4,825	1,325	8	-	8,417
Net cost of net debt							(848)
Non-controlling interests							41
Net income - group share							7,610

9 months 2017 (adjustments)(a)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	(41)	-	-	-	-	(41)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(41)	-	-	-	-	(41)
Operating expenses	(119)	(146)	(188)	(44)	(64)	-	(561)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,926)	(25)	(50)	-	-	-	(2,001)
Operating income (b)	(2,045)	(212)	(238)	(44)	(64)	-	(2,603)
Net income (loss) from equity affiliates and other items	(216)	(94)	2,168	121	-	-	1,979
Tax on net operating income	380	13	(9)	8	22	-	414
Net operating income (b)	(1,881)	(293)	1,921	85	(42)	-	(210)
Net cost of net debt							(21)
Non-controlling interests							135
Net income - group share							(96)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	(79)	(18)	-
- On net operating income	-	-	(56)	(14)	-

9 months 2017 (adjusted)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	6,292	8,812	54,844	54,215	20	-	124,183
Intersegment sales	16,331	869	18,954	650	284	(37,088)	-
Excise taxes	-	-	(2,180)	(14,305)	-	-	(16,485)
Revenues from sales	22,623	9,681	71,618	40,560	304	(37,088)	107,698
Operating expenses	(10,747)	(9,297)	(67,718)	(38,736)	(738)	37,088	(90,148)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,034)	(138)	(740)	(472)	(27)	-	(8,411)
Adjusted operating income	4,842	246	3,160	1,352	(461)	-	9,139
Net income (loss) from equity affiliates and other items	1,414	74	612	300	48	-	2,448
Tax on net operating income	(2,076)	(67)	(868)	(412)	463	-	(2,960)
Adjusted net operating income	4,180	253	2,904	1,240	50	-	8,627
Net cost of net debt							(827)
Non-controlling interests							(94)
Adjusted net income - group share							7,706

9 months 2017	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	9,312	491	1,024	887	79		11,793
Total divestments	584	27	2,784	368	34		3,797
Cash flow from operating activities (*)	8,647	388	4,381	1,206	(918)		13,704

(*) As of January 1st, 2018, for a better reflection of the operating performance of the segments, financial expenses were all transferred to the Corporate segment. 2017 comparative information has been restated.

Reconciliation of the information by business segment with Consolidated Financial Statements
TOTAL
(unaudited)

			Consolidated
3rd quarter 2018			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	54,717	-	54,717
Excise taxes	(6,317)	-	(6,317)
Revenues from sales	48,400	-	48,400

Purchases net of inventory variation	(32,567)	216	(32,351)
Other operating expenses	(6,766)	(107)	(6,873)
Exploration costs	(234)	-	(234)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,175)	(104)	(3,279)
Other income	465	116	581
Other expense	(209)	(146)	(355)

Financial interest on debt	(492)	(44)	(536)
Financial income and expense from cash & cash equivalents	(63)	-	(63)
Cost of net debt	(555)	(44)	(599)

Other financial income	290	-	290
Other financial expense	(171)	-	(171)

Net income (loss) from equity affiliates	865	53	918

Income taxes	(2,235)	(5)	(2,240)
Consolidated net income	4,108	(21)	4,087
Group share	3,958	(1)	3,957
Non-controlling interests	150	(20)	130

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
3rd quarter 2017			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	43,058	(14)	43,044
Excise taxes	(5,962)	-	(5,962)
Revenues from sales	37,096	(14)	37,082

Purchases net of inventory variation	(24,585)	218	(24,367)
Other operating expenses	(6,073)	(35)	(6,108)
Exploration costs	(181)	-	(181)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,978)	(57)	(3,035)
Other income	238	166	404
Other expense	(65)	(2)	(67)

Financial interest on debt	(361)	(7)	(368)
Financial income and expense from cash & cash equivalents	(45)	-	(45)
Cost of net debt	(406)	(7)	(413)

Other financial income	204	-	204
Other financial expense	(164)	-	(164)

Net income (loss) from equity affiliates	674	(174)	500

Income taxes	(1,032)	(60)	(1,092)
Consolidated net income	2,728	35	2,763
Group share	2,674	50	2,724
Non-controlling interests	54	(15)	39

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Reconciliation of the information by business segment with Consolidated Financial Statements
TOTAL
(unaudited)

			Consolidated
9 months 2018			statement of
(M$)	Adjusted	Adjustments(a)	income
Sales	156,855	13	156,868
Excise taxes	(19,074)	-	(19,074)
Revenues from sales	137,781	13	137,794

Purchases net of inventory variation	(93,190)	794	(92,396)
Other operating expenses	(20,262)	(309)	(20,571)
Exploration costs	(596)	-	(596)
Depreciation, depletion and impairment of tangible assets and mineral interests	(9,080)	(550)	(9,630)
Other income	1,093	263	1,356
Other expense	(324)	(634)	(958)

Financial interest on debt	(1,341)	(63)	(1,404)
Financial income and expense from cash & cash equivalents	(158)	-	(158)
Cost of net debt	(1,499)	(63)	(1,562)

Other financial income	851	-	851
Other financial expense	(500)	-	(500)

Net income (loss) from equity affiliates	2,268	237	2,505

Income taxes	(5,825)	(98)	(5,923)
Consolidated net income	10,717	(347)	10,370
Group share	10,395	(81)	10,314
Non-controlling interests	322	(266)	56

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
9 months 2017			statement of
(M$)	Adjusted	Adjustments(a)	income
Sales	124,183	(41)	124,142
Excise taxes	(16,485)	-	(16,485)
Revenues from sales	107,698	(41)	107,657

Purchases net of inventory variation	(71,514)	(238)	(71,752)
Other operating expenses	(18,057)	(323)	(18,380)
Exploration costs	(577)	-	(577)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,411)	(2,001)	(10,412)
Other income	552	2,747	3,299
Other expense	(181)	(283)	(464)

Financial interest on debt	(1,023)	(21)	(1,044)
Financial income and expense from cash & cash equivalents	(93)	-	(93)
Cost of net debt	(1,116)	(21)	(1,137)

Other financial income	717	-	717
Other financial expense	(483)	-	(483)

Net income (loss) from equity affiliates	1,843	(485)	1,358

Income taxes	(2,671)	414	(2,257)
Consolidated net income	7,800	(231)	7,569
Group share	7,706	(96)	7,610
Non-controlling interests	94	(135)	(41)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST NINE MONTHS OF 2018

(unaudited)

1) Accounting policies

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB).

The interim consolidated financial statements of TOTAL S.A. and its subsidiaries (the Group) as of September 30, 2018, are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

The accounting principles applied for the consolidated financial statements at September 30, 2018, are consistent with those used for the financial statements at December 31, 2017, with the exception of those texts or amendments that must be applied for periods beginning January 1, 2018.

- First-time application of IFRS 15 "Revenue from Contracts with Customers"

The Group applied IFRS 15 as of January 1, 2018, without restating comparative information from past periods. The cumulative effect of the first application of the standard, recognized in equity as at January 1, 2018, is non-material.

The new standard does not lead to any material change in the accounting principles applied by the Group.

- First time application of IFRS 9 "Financial Instruments"

The Group applied IFRS 9 as of January 1, 2018 without restating comparative information from past periods. The impacts related to the first application of the standard, recognized in opening equity at January 1, 2018, are not material.

This standard has three components: classification and measurement of financial instruments, impairment of financial assets, and hedging transactions except macro hedging.

The main changes induced by each component are the following:

1. The application of the "Classification and valuation of financial instruments" component led the Group to create a new non-recyclable component in its comprehensive income to record, from January 1, 2018, changes in the fair value of "Investments in equity instruments at the fair value through equity" previously classified as "Available-for-sale financial assets "under IAS 39.

2. The application of the "Impairment of financial assets" component has no significant impact for the Group on January 1, 2018.

3. The application of the "Hedging transactions" component led the Group to recognize in a separate component of the comprehensive income the changes in the Foreign Currency Basis Spread identified in the hedging relationships qualifying as a fair value hedge.

The application of the provisions of IFRS 9 "Financial Instruments" has no significant effect on the Group's balance sheet, income statement and consolidated equity as of September 30, 2018.

The preparation of financial statements in accordance with IFRS for the closing as of September 30, 2018, requires the executive management to make estimates, assumptions and judgments that affect the information reported in the Consolidated Financial Statements and the Notes thereto.

These estimates, assumptions and judgments are based on historical experience and other factors believed to be reasonable at the date of preparation of the financial statements. They are reviewed on an on-going basis by the executive management and therefore could be revised as circumstances change or as a result of new information.

Different estimates, assumptions and judgments could significantly affect the information reported, and actual results may differ from the amounts included in the Consolidated Financial Statements and the Notes thereto.

The main estimates, judgments and assumptions relate to the estimation of hydrocarbon reserves in application of the successful efforts method for the oil and gas activities, the impairment of assets, the employee benefits, the asset retirement obligations and the income taxes. These estimates and assumptions are described in the Notes to the Consolidated Financial Statements as of December 31, 2017.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the executive management applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

As regards the application of IFRS 16 "Leases" on January 1, 2019, the Group intends to:

-          apply the simplified retrospective transition method, by accounting for the cumulative effect of the initial application of the standard at the date of first application, without restating the comparative periods

-          use the following simplification measures provided by the standard in the transitional provisions:

o    not apply the standard to contracts that the Group had not previously identified as containing a lease under IAS 17 and IFRIC 4,

o    not take into account leases whose term ends within 12 months of the date of first application;

-          recognize each lease component of the lease as a separate lease, apart from non-lease components (services) of the lease.

2) Changes in the Group structure

2.1) Main acquisitions and divestments

- Exploration & Production

•           On January 15, 2018, as part of the Strategic Alliance signed in March 2017, TOTAL announced the conclusion of transfer agreements from Petrobras to TOTAL:

o   35% of the rights, as well as the role of operator in the Lapa field,

o   22.5% of the rights of the Iara area.

The details of the acquisition are presented in Note 2.2 to the consolidated financial statements.

•           On March 1, 2018, TOTAL finalized the acquisition of Marathon Oil Libya Limited which holds a 16.33% stake in the Waha Concessions in Libya.

The details of the acquisition are presented in Note 2.2 to the consolidated financial statements.

•           On March 8, 2018, TOTAL announced the closing of the Maersk Oil acquisition signed on August 21, 2017. The integration of Maersk Oil, which holds a portfolio of high quality assets, largely complementary to those held by TOTAL, and mainly located in OECD countries, allows the Group to become the second largest operator in the North Sea.

The details of the acquisition are presented in Note 2.2 to the consolidated financial statements.

•           On March 15, 2018, TOTAL finalized the sale to Statoil of all of its interests in the Martin Linge field (51%) and the discovery of Garantiana (40%) on the Norwegian Continental Shelf.

•           On March 18, 2018, TOTAL was awarded participating interests in two Offshore Concessions on Umm Shaif & Nasr (20%) and Lower Zakum (5%) in Abu Dhabi in return for the payment of a global bonus of $ 1.45 billion.

•           On April 11, 2018, TOTAL acquired several assets located in the Gulf of Mexico as part of the Cobalt International Energy company’s bankruptcy auction sale.

- Marketing & Services

•           In January, 2018, the sale of the joint venture TotalErg (Erg 51%, TOTAL 49%) to the Italian company API was finalized.

- Gas, Renewables & Power

•           On July 6, 2018, TOTAL acquired 73.04% of the share capital of Direct Energie. Subsequent to a public tender offer launched in July 2018 and closed in September 2018, TOTAL owns 95.37% of Direct Energie shares.

The details of the acquisition are presented in Note 2.2 to the consolidated financial statements.

•           On July 13, 2018, TOTAL acquired Engie’s portfolio of upstream liquefied natural gas (LNG) assets.

The details of the acquisition are presented in Note 2.2 to the consolidated financial statements.

•           On September 26, 2018, TOTAL finalized the acquisition of two gas-fired combined cycle power plants (CCGT) in the North and East of France to KKR-Energas.

2.2) Major business combinations

In accordance with IFRS 3, TOTAL is assessing the fair value of identifiable acquired assets, liabilities and contingent liabilities on the basis of available information. This assessment will be finalised within 12 months following the acquisition date.

- Exploration & Production

•         Transfer of rights in the Lapa and Iara concessions in Brazil

On January 15, 2018 Petrobras transferred to TOTAL 35% of the rights of the Lapa field which was put in production in December 2016, with a 100,000 barrel per day capacity FPSO.

Petrobras also transferred to TOTAL 22.5% of the rights of the Iara area. Production in Iara is expected to start in 2018 and 2019 depending on the fields.

The acquisition cost amounts to $1,950 million.

In the balance sheet as of September 30, 2018, the provisional fair value of identifiable acquired assets, liabilities and contingent liabilities amounts to $1,950 million.

The provisional purchase price allocation is shown below :

(M$)	At the acquisition date
Intangible assets	1,054
Tangible assets	1,509
Other assets and liabilities	(126)
Net debt	(487)
Fair value of consideration transferred	1,950

•         Marathon Oil Lybia Limited

On March 1, 2018, TOTAL finalized the acquisition of Marathon Oil Libya Limited which holds a 16.33% stake in the Waha Concessions in Libya. The acquisition cost amounts to $451 million.

In the balance sheet as of September 30, 2018, the provisional fair value of identifiable acquired assets, liabilities and contingent liabilities amounts to $451 million.

The provisional purchase price allocation is shown below :

(M$)	At the acquisition date
Intangible assets	326
Tangible assets	192
Other assets and liabilities	(91)
Net debt	24
Fair value of consideration transferred	451

•         Maersk Oil

On March 8, 2018, TOTAL finalized the acquisition of Maersk Oil, following the signature of the « Share Transfer Agreement » on August 21, 2017.

The Group acquired all the voting rights of Maersk Olie og Gas A/S (Maersk Oil), a wholly owned subsidiary of A.P. M-ller - Mærsk A/S (Maersk), for a purchase consideration of $5,741 million. This includes the fair value ($5,585 million) of 97,522,593 shares issued in exchange for all Maersk Oil shares, calculated using the market price of the company’s shares of 46.11 euros on the Euronext Paris Stock Exchange at its opening of business on March 8, 2018, and the amount of price adjustments ($156 million) paid on closing.

In the balance sheet as of September 30, 2018, the provisional fair value of identifiable acquired assets, liabilities and contingent liabilities amounts to $3,099 million.

The Group recognized a $2,642 million goodwill.

The provisional purchase price allocation is shown below:

(M$)	At the acquisition date
Goodwill	2,642
Intangible assets	4,166
Tangible assets	3,983
Other assets and liabilities	(3,126)
Including provision for site restitution	(2,003)
Including deferred tax	(657)
Net debt	(1,924)
Fair value of consideration transferred	5,741

- Gas, Renewables & Power

•         Direct Energie

On July 6, 2018, TOTAL acquired a 73.04% majority stake of the share capital of Direct Energie.

Upon completion of the public tender offer launched in July 2018, the Group holds 95.37% of its share capital. The acquisition cost of this interest totals €1,834 million ($2,159 million) for a net book value of the acquired assets and liabilities of $268 million at 100%.

The acquisition was carried out in two steps:

-       In the first step TOTAL obtained control over Direct Energie by the acquisition of 73.04% of its shares for an amount of €1,399 million ($2,159 million) and recorded a preliminary partial goodwill for an amount of €1,232 million ($1,444 million).

-       In the second step TOTAL completed a transaction with the minority shareholders (holding 22.33% of the share capital) for an amount of €435 million.

The net book value (before fair value re-evaluation) by major asset class is as follows:

(M$)	At the acquisition date
Intangible assets	121
Tangible assets	1,069
Other assets and liabilities	174
Net debt	(1,096)
Net book value at 100%	268

•         Engie’s Upstream LNG Business

-       On July 13, 2018, the Group acquired 100% shares of Global LNG, a company which holds Engie’s portfolio of upstream liquefied natural gas (LNG) assets for a purchase price of $1,269 million. TOTAL recorded a preliminary goodwill for an amount of $1,423 million.

The net book value (before fair value re-evaluation) by major asset class is as follows:

(M$)	At the acquisition date
Intangible assets	7
Tangible assets	124
Other assets and liabilities	(9)
Net debt	(276)
Net book value	(154)

3) Adjustment items

Description of the business segments

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL and which is reviewed by the main operational decision-making body of the Group, namely the Executive Committee.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

The organization of the Group's activities is structured around the four followings segments:

-       An Exploration & Production segment;

-       A Gas, Renewables & Power segment including downstream Gas activities, New Energies activities (excluding biotechnologies) and Energy Efficiency division;

-       A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil Supply, Trading and marine Shipping;

-       A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products;

In addition the Corporate segment includes holdings operating and financial activities.

Adjustment items

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i)   Special items

Due to their unusual nature or particular significance, certain transactions qualified as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii)   The inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost methods.

(iii)  Effect of changes in fair value

The effect of changes in fair value presented as adjustment items reflects for some transactions differences between internal measure of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in the Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME

(M$)		Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Total
3rd quarter 2018	Inventory valuation effect	-	-	179	47	-	226
	Effect of changes in fair value	-	-	-	-	-	-
	Restructuring charges	(14)	-	(3)	-	-	(17)
	Asset impairment charges	(65)	(39)	-	-	-	(104)
	Other items	(36)	(64)	-	-	-	(100)
Total		(115)	(103)	176	47	-	5
3rd quarter 2017	Inventory valuation effect	-	-	210	51	-	261
	Effect of changes in fair value	-	(14)	-	-	-	(14)
	Restructuring charges	(2)	-	-	-	-	(2)
	Asset impairment charges	(57)	-	-	-	-	(57)
	Other items	-	(32)	(44)	-	-	(76)
Total		(59)	(46)	166	51	-	112
9 months 2018	Inventory valuation effect	-	-	710	152	-	862
	Effect of changes in fair value	-	5	-	-	-	5
	Restructuring charges	(67)	-	(3)	-	-	(70)
	Asset impairment charges	(65)	(485)	-	-	-	(550)
	Other items	(133)	(157)	-	-	(9)	(299)
Total		(265)	(637)	707	152	(9)	(52)
9 months 2017	Inventory valuation effect	-	-	(79)	(18)	-	(97)
	Effect of changes in fair value	-	(41)	-	-	-	(41)
	Restructuring charges	(42)	-	-	-	-	(42)
	Asset impairment charges	(1,926)	(25)	(50)	-	-	(2,001)
	Other items	(77)	(146)	(109)	(26)	(64)	(422)
Total		(2,045)	(212)	(238)	(44)	(64)	(2,603)

ADJUSTMENTS TO NET INCOME, GROUP SHARE

(M$)		Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Total
3rd quarter 2018	Inventory valuation effect	-	-	131	29	-	160
	Effect of changes in fair value	-	(9)	-	-	-	(9)
	Restructuring charges	(35)	(2)	(2)	-	-	(39)
	Asset impairment charges	(65)	(23)	-	-	-	(88)
Gains (losses) on disposals of assets		89	-	-	-	-	89
	Other items	(22)	(43)	-	(17)	(32)	(114)
Total		(33)	(77)	129	12	(32)	(1)
3rd quarter 2017	Inventory valuation effect	-	-	154	29	-	183
	Effect of changes in fair value	-	(10)	-	-	-	(10)
	Restructuring charges	-	(2)	-	-	-	(2)
	Asset impairment charges	(56)	(18)	-	-	-	(74)
Gains (losses) on disposals of assets		-	-	-	-	-	-
	Other items	-	(11)	(28)	(8)	-	(47)
Total		(56)	(41)	126	21	-	50
9 months 2018	Inventory valuation effect	-	-	543	89	-	632
	Effect of changes in fair value	-	(8)	-	-	-	(8)
	Restructuring charges	(94)	(10)	(2)	-	-	(106)
	Asset impairment charges	(65)	(271)	-	-	-	(336)
Gains (losses) on disposals of assets		(14)	-	-	-	-	(14)
	Other items	(73)	(101)	(17)	(17)	(41)	(249)
Total		(246)	(390)	524	72	(41)	(81)
9 months 2017	Inventory valuation effect	-	-	(56)	(16)	-	(72)
	Effect of changes in fair value	-	(29)	-	-	-	(29)
	Restructuring charges	(12)	(10)	(39)	-	-	(61)
	Asset impairment charges	(1,697)	(77)	(50)	-	-	(1,824)
Gains (losses) on disposals of assets		-	-	2,139	125	-	2,264
	Other items	(144)	(89)	(73)	(26)	(42)	(374)
Total		(1,853)	(205)	1,921	83	(42)	(96)

4) Shareholders’ equity

Treasury shares (TOTAL shares held by TOTAL S.A.)

In accordance with the February 2018 announcements regarding the shareholder return policy over 2018-2020, TOTAL S.A. started share buybacks.

At September 30, 2018, TOTAL S.A. holds 49,344,671 of its own shares, representing 1.85% of its share capital, detailed as follows:

  4,685,786 shares allocated to TOTAL share grant plans for Group employees;
  68,186 shares intended to be allocated to new TOTAL share purchase option plans or to new share grant plans;
  44,590,699 shares acquired and intended to be canceled out of which:
    9,820,488 shares definitively acquired during the first quarter and intended to be canceled,
    18,576,360 shares definitively acquired during the second quarter and intended to be canceled,
    13,375,540 shares definitively acquired during the third quarter and intended to be canceled,
    2,818,311 shares corresponding to the portion not yet executed on September 30, 2018, of the share buyback for which the group is contractually bound.

These shares are deducted from the consolidated shareholders’ equity.

Dividend

The Annual Shareholders’ Meeting on June 1, 2018 approved the payment of a dividend of €2.48 per share for the 2017 fiscal year. Taking into account the three interim dividends of €0.62 per share that have been paid on October 12, 2017, January 11 and April 9, 2018, the remaining balance of €0.62 per share was paid on June 28, 2018.

The Annual Shareholders’ Meeting on June 1, 2018 approved that, if one or more interim dividends are decided by the Board of Directors for the fiscal year 2018, then shareholders will be given the option to receive this or these interim dividends in new shares of the Company or in cash.

The Board of Directors, during its April 25, 2018, meeting, decided to set the first interim dividend for the fiscal year 2018 at €0.64 per share. The Board of Directors, during its September 19, 2018, meeting, decided to pay the first interim dividend and to offer, under the conditions set by the fourth resolution at the Combined Shareholders’ Meeting of June 1st, 2018, the option for shareholders to receive this interim dividend in new shares of the Company. This interim dividend will be paid in cash or in shares on October 12, 2018 (the ex-dividend date will be September 25, 2018). The share price for the new shares to be issued as payment of the 2018 first interim dividend was set at €52.95. The price is equal to the average opening price on Euronext Paris for the twenty trading days preceding the Board of Directors of September 19, 2018, reduced by the amount of the 2018 first interim dividend, without any discount. 18 783 197 new shares were issued on October 12, 2018.

The Board of Directors, during its July 25, 2018, meeting, decided to set the second interim dividend for the fiscal year 2018 at €0.64 per share. This interim dividend will be paid in cash or in shares on December 18, 2018 (the ex-dividend date will be January 10, 2019).

The Board of Directors, during its October 25, 2018, meeting, decided to set the third interim dividend for the fiscal year 2018 at €0.64 per share. This interim dividend will be paid in cash or in shares on April 5, 2019 (the ex-dividend date will be March 19, 2019).

Earnings per share in Euro

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to €1.27 per share for the 3rd quarter 2018 (€1.16 per share for the 2nd quarter 2018 and €0.90 per share for the 3rd quarter 2017). Diluted earnings per share calculated using the same method amounted to €1.26 per share for the 3rd quarter 2018 (€1.16 per share for the 2nd quarter 2018 and €0.90 per share for the 3rd quarter 2017).

Earnings per share are calculated after remuneration of perpetual subordinated notes.

Other comprehensive income

Detail of other comprehensive income showing items reclassified from equity to net income is presented in the table below:

(M$)	9 months 2018		9 months 2017
Actuarial gains and losses		100		29
Change in fair value of investments in equity instruments		3		-
Tax effect		(31)		(17)
Currency translation adjustment generated by the parent company		(3,141)		7,884
Sub-total items not potentially reclassifiable to profit and loss		(3,069)		7,896

Currency translation adjustment		1,061		(1,993)
- unrealized gain/(loss) of the period	1,186		(1,910)
- less gain/(loss) included in net income	125		83

Available for sale financial assets		-		4
- unrealized gain/(loss) of the period	-		4
- less gain/(loss) included in net income	-		-

Cash flow hedge		310		150
- unrealized gain/(loss) of the period	241		400
- less gain/(loss) included in net income	(69)		250

Variation of foreign currency basis spread		(66)		-
- unrealized gain/(loss) of the period	(66)		-
- less gain/(loss) included in net income	-		-

Share of other comprehensive income of equity affiliates, net amount		(274)		(672)
- unrealized gain/(loss) of the period	(234)		(680)
- less gain/(loss) included in net income	40		(8)

Other		(4)		-

Tax effect		(84)		(51)
Sub-total items potentially reclassifiable to profit and loss		943		(2,562)
Total other comprehensive income, net amount		(2,126)		5,334

Tax effects relating to each component of other comprehensive income are as follows:

	9 months 2018			9 months 2017
(M$)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Actuarial gains and losses	100	(31)	69	29	(17)	12
Change in fair value of investments in equity instruments	3	-	3	-	-	-
Currency translation adjustment generated by the parent company	(3,141)	-	(3,141)	7,884	-	7,884
Sub-total items not potentially reclassifiable to profit and loss	(3,038)	(31)	(3,069)	7,913	(17)	7,896
Currency translation adjustment	1,061	-	1,061	(1,993)	-	(1,993)
Available for sale financial assets	-	-	-	4	(1)	3
Cash flow hedge	310	(101)	209	150	(50)	100
Variation of foreign currency basis spread	(66)	17	(49)	-	-	-
Share of other comprehensive income of equity affiliates, net amount	(274)	-	(274)	(672)	-	(672)
Other	(4)	-	(4)	-	-	-
Sub-total items potentially reclassifiable to profit and loss	1,027	(84)	943	(2,511)	(51)	(2,562)
Total other comprehensive income	(2,011)	(115)	(2,126)	5,402	(68)	5,334

5) Financial debt

The Group has issued bonds during the first nine months of 2018:

-          Bond 1.750% 2018-2025 (GBP 325 million)

-          Bond 0.288% 2018-2026 (CHF 200 million)

-          Bond 1.619% 2018-2033 (EUR 121 million)

-          Bond 1.023% 2018-2027 (EUR 700 million)

-          Bond 1.491% 2018-2030 (EUR 550 million)

The Group reimbursed bonds during the first nine months of 2018:

-          Bond 1.450% issued in 2013 and maturing in January 2018 (USD 1,000 million)

-          Bond 2.500% issued in 2013 and maturing in June 2018 (NOK 600 million)

-          Bond with floating rate coupon issued in 2014 and maturing in June 2018 (USD 135 million)

-          Bond 3.125% issued in several tranches between 2006 / 2008 and maturing in June 2018 (CHF 525 million)

-          Bond with floating rate coupon issued in 2013 and maturing in August 2018 (USD 500 million)

-          Bond 2.125% issued in 2013 and maturing in August 2018 (USD 1,000 million)

-          Bond 4.000% issued in 2013 and maturing in September 2018 (AUD 150 million)

-          Bond 3.750% issued in 2013 and maturing in September 2018 (CNY 1,065 million)

6) Related parties

The related parties are principally equity affiliates and non-consolidated investments. There were no major changes concerning transactions with related parties during the first nine months of 2018.

7) Other risks and contingent liabilities

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

Alitalia

In the Marketing & Services segment, a civil proceeding was initiated in Italy, in 2013, against TOTAL S.A. and its subsidiary Total Aviazione Italia Srl before the competent Italian civil court. The plaintiff claims against TOTAL S.A., its subsidiary and other third parties, damages that it estimates to be nearly €908 million. This proceeding follows practices that had been condemned by the Italian competition authority in 2006. The parties have exchanged preliminary findings and a request for an expert opinion has been approved by the court. The existence and the assessment of the alleged damages in this procedure involving multiple defendants remain contested.

FERC

The Office of Enforcement of the U.S. Federal Energy Regulatory Commission (FERC) began in 2015 an investigation in connection with the natural gas trading activities in the United States of Total Gas & Power North America, Inc. (TGPNA), a U.S. subsidiary of the Group. The investigation covered transactions made by TGPNA between June 2009 and June 2012 on the natural gas market. TGPNA received a Notice of Alleged Violations from FERC on September 21, 2015. On April 28, 2016, FERC issued an order to show cause to TGPNA and two of its former employees, and to TOTAL S.A. and Total Gas & Power Ltd., regarding the same facts. TGPNA contests the claims brought against it.

A class action has been launched to seek damages from these three companies and was dismissed by a judgment of the U.S. District court of New York issued on March 15, 2017. The court of Appeal upheld this judgment.

Yemen

Due to the security conditions in the vicinity of Balhaf, Yemen LNG, in which the Group holds a stake of 39.62%, stopped its commercial production and export of LNG in April 2015, when it declared Force Majeure to its various stakeholders. The plant is in a preservation mode.

8) Information by business segment

9 months 2018	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	8,599	12,626	68,660	66,980	3	-	156,868
Intersegment sales	23,255	1,353	26,676	733	46	(52,063)	-
Excise taxes	-	-	(2,537)	(16,537)	-	-	(19,074)
Revenues from sales	31,854	13,979	92,799	51,176	49	(52,063)	137,794
Operating expenses	(13,538)	(13,631)	(88,841)	(49,066)	(550)	52,063	(113,563)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,548)	(618)	(911)	(522)	(31)	-	(9,630)
Operating income	10,768	(270)	3,047	1,588	(532)	-	14,601
Net income (loss) from equity affiliates and other items	2,039	227	638	302	48	-	3,254
Tax on net operating income	(5,297)	(67)	(675)	(463)	327	-	(6,175)
Net operating income	7,510	(110)	3,010	1,427	(157)	-	11,680
Net cost of net debt							(1,310)
Non-controlling interests							(56)
Net income - group share							10,314

9 months 2018 (adjustments)(a)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	13	-	-	-	-	13
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	13	-	-	-	-	13
Operating expenses	(200)	(165)	707	152	(9)	-	485
Depreciation, depletion and impairment of tangible assets and mineral interests	(65)	(485)	-	-	-	-	(550)
Operating income (b)	(265)	(637)	707	152	(9)	-	(52)
Net income (loss) from equity affiliates and other items	(128)	(40)	34	-	-	-	(134)
Tax on net operating income	169	(13)	(210)	(44)	-	-	(98)
Net operating income (b)	(224)	(690)	531	108	(9)	-	(284)
Net cost of net debt							(63)
Non-controlling interests							266
Net income - group share							(81)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	710	152	-
- On net operating income	-	-	550	108	-

9 months 2018 (adjusted)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	8,599	12,613	68,660	66,980	3	-	156,855
Intersegment sales	23,255	1,353	26,676	733	46	(52,063)	-
Excise taxes	-	-	(2,537)	(16,537)	-	-	(19,074)
Revenues from sales	31,854	13,966	92,799	51,176	49	(52,063)	137,781
Operating expenses	(13,338)	(13,466)	(89,548)	(49,218)	(541)	52,063	(114,048)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,483)	(133)	(911)	(522)	(31)	-	(9,080)
Adjusted operating income	11,033	367	2,340	1,436	(523)	-	14,653
Net income (loss) from equity affiliates and other items	2,167	267	604	302	48	-	3,388
Tax on net operating income	(5,466)	(54)	(465)	(419)	327	-	(6,077)
Adjusted net operating income	7,734	580	2,479	1,319	(148)	-	11,964
Net cost of net debt							(1,247)
Non-controlling interests							(322)
Adjusted net income - group share							10,395

9 months 2018	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	11,647	3,329	1,113	831	75		16,995
Total divestments	3,314	612	437	390	3		4,756
Cash flow from operating activities (*)	13,018	(629)	1,228	1,533	(1,087)		14,063

(*) As of January 1st, 2018, for a better reflection of the operating performance of the segments, financial expenses were all transferred to the Corporate segment. 2017 comparative information has been restated.

9 months 2017	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	6,292	8,771	54,844	54,215	20	-	124,142
Intersegment sales	16,331	869	18,954	650	284	(37,088)	-
Excise taxes	-	-	(2,180)	(14,305)	-	-	(16,485)
Revenues from sales	22,623	9,640	71,618	40,560	304	(37,088)	107,657
Operating expenses	(10,866)	(9,443)	(67,906)	(38,780)	(802)	37,088	(90,709)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,960)	(163)	(790)	(472)	(27)	-	(10,412)
Operating income	2,797	34	2,922	1,308	(525)	-	6,536
Net income (loss) from equity affiliates and other items	1,198	(20)	2,780	421	48	-	4,427
Tax on net operating income	(1,696)	(54)	(877)	(404)	485	-	(2,546)
Net operating income	2,299	(40)	4,825	1,325	8	-	8,417
Net cost of net debt							(848)
Non-controlling interests							41
Net income - group share							7,610

9 months 2017 (adjustments)(a)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	(41)	-	-	-	-	(41)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(41)	-	-	-	-	(41)
Operating expenses	(119)	(146)	(188)	(44)	(64)	-	(561)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,926)	(25)	(50)	-	-	-	(2,001)
Operating income (b)	(2,045)	(212)	(238)	(44)	(64)	-	(2,603)
Net income (loss) from equity affiliates and other items	(216)	(94)	2,168	121	-	-	1,979
Tax on net operating income	380	13	(9)	8	22	-	414
Net operating income (b)	(1,881)	(293)	1,921	85	(42)	-	(210)
Net cost of net debt							(21)
Non-controlling interests							135
Net income - group share							(96)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	(79)	(18)	-
- On net operating income	-	-	(56)	(14)	-

9 months 2017 (adjusted)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	6,292	8,812	54,844	54,215	20	-	124,183
Intersegment sales	16,331	869	18,954	650	284	(37,088)	-
Excise taxes	-	-	(2,180)	(14,305)	-	-	(16,485)
Revenues from sales	22,623	9,681	71,618	40,560	304	(37,088)	107,698
Operating expenses	(10,747)	(9,297)	(67,718)	(38,736)	(738)	37,088	(90,148)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,034)	(138)	(740)	(472)	(27)	-	(8,411)
Adjusted operating income	4,842	246	3,160	1,352	(461)	-	9,139
Net income (loss) from equity affiliates and other items	1,414	74	612	300	48	-	2,448
Tax on net operating income	(2,076)	(67)	(868)	(412)	463	-	(2,960)
Adjusted net operating income	4,180	253	2,904	1,240	50	-	8,627
Net cost of net debt							(827)
Non-controlling interests							(94)
Adjusted net income - group share							7,706

9 months 2017	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	9,312	491	1,024	887	79		11,793
Total divestments	584	27	2,784	368	34		3,797
Cash flow from operating activities (*)	8,647	388	4,381	1,206	(918)		13,704

(*) As of January 1st, 2018, for a better reflection of the operating performance of the segments, financial expenses were all transferred to the Corporate segment. 2017 comparative information has been restated.

3rd quarter 2018	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	2,734	5,267	23,572	23,144	-	-	54,717
Intersegment sales	8,538	455	9,280	242	12	(18,527)	-
Excise taxes	-	-	(823)	(5,494)	-	-	(6,317)
Revenues from sales	11,272	5,722	32,029	17,892	12	(18,527)	48,400
Operating expenses	(4,559)	(5,535)	(30,593)	(17,147)	(151)	18,527	(39,458)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,714)	(84)	(294)	(176)	(11)	-	(3,279)
Operating income	3,999	103	1,142	569	(150)	-	5,663
Net income (loss) from equity affiliates and other items	829	65	221	109	39	-	1,263
Tax on net operating income	(1,975)	(33)	(292)	(166)	146	-	(2,320)
Net operating income	2,853	135	1,071	512	35	-	4,606
Net cost of net debt							(519)
Non-controlling interests							(130)
Net income - group share							3,957

3rd quarter 2018 (adjustments)(a)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	-	-	-	-	-	-
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	-	-	-	-	-	-
Operating expenses	(50)	(64)	176	47	-	-	109
Depreciation, depletion and impairment of tangible assets and mineral interests	(65)	(39)	-	-	-	-	(104)
Operating income (b)	(115)	(103)	176	47	-	-	5
Net income (loss) from equity affiliates and other items	39	(25)	9	-	-	-	23
Tax on net operating income	65	(9)	(52)	(9)	-	-	(5)
Net operating income (b)	(11)	(137)	133	38	-	-	23
Net cost of net debt							(44)
Non-controlling interests							20
Net income - group share							(1)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	179	47	-
- On net operating income	-	-	135	38	-

3rd quarter 2018 (adjusted)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	2,734	5,267	23,572	23,144	-	-	54,717
Intersegment sales	8,538	455	9,280	242	12	(18,527)	-
Excise taxes	-	-	(823)	(5,494)	-	-	(6,317)
Revenues from sales	11,272	5,722	32,029	17,892	12	(18,527)	48,400
Operating expenses	(4,509)	(5,471)	(30,769)	(17,194)	(151)	18,527	(39,567)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,649)	(45)	(294)	(176)	(11)	-	(3,175)
Adjusted operating income	4,114	206	966	522	(150)	-	5,658
Net income (loss) from equity affiliates and other items	790	90	212	109	39	-	1,240
Tax on net operating income	(2,040)	(24)	(240)	(157)	146	-	(2,315)
Adjusted net operating income	2,864	272	938	474	35	-	4,583
Net cost of net debt							(475)
Non-controlling interests							(150)
Adjusted net income - group share							3,958

3rd quarter 2018	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	2,796	3,001	377	293	17		6,484
Total divestments	563	129	88	117	-		897
Cash flow from operating activities (*)	4,821	(554)	1,338	752	(621)		5,736

(*) As of January 1st, 2018, for a better reflection of the operating performance of the segments, financial expenses were all transferred to the Corporate segment. 2017 comparative information has been restated.

2nd quarter 2018	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	3,398	3,268	23,349	22,528	(3)	-	52,540
Intersegment sales	7,793	430	9,440	293	(63)	(17,893)	-
Excise taxes	-	-	(867)	(5,571)	-	-	(6,438)
Revenues from sales	11,191	3,698	31,922	17,250	(66)	(17,893)	46,102
Operating expenses	(4,934)	(3,570)	(30,369)	(16,416)	(122)	17,893	(37,518)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,484)	(464)	(304)	(172)	(11)	-	(3,435)
Operating income	3,773	(336)	1,249	662	(199)	-	5,149
Net income (loss) from equity affiliates and other items	569	128	289	107	11	-	1,104
Tax on net operating income	(1,772)	(19)	(279)	(194)	85	-	(2,179)
Net operating income	2,570	(227)	1,259	575	(103)	-	4,074
Net cost of net debt							(440)
Non-controlling interests							87
Net income - group share							3,721

2nd quarter 2018 (adjustments)(a)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	24	-	-	-	-	24
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	24	-	-	-	-	24
Operating expenses	(97)	(9)	569	134	-	-	597
Depreciation, depletion and impairment of tangible assets and mineral interests	-	(424)	-	-	-	-	(424)
Operating income (b)	(97)	(409)	569	134	-	-	197
Net income (loss) from equity affiliates and other items	(66)	(4)	46	1	-	-	(23)
Tax on net operating income	46	(7)	(177)	(38)	-	-	(176)
Net operating income (b)	(117)	(420)	438	97	-	-	(2)
Net cost of net debt							(9)
Non-controlling interests							179
Net income - group share							168

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	569	134	-
- On net operating income	-	-	438	97	-

2nd quarter 2018 (adjusted)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	3,398	3,244	23,349	22,528	(3)	-	52,516
Intersegment sales	7,793	430	9,440	293	(63)	(17,893)	-
Excise taxes	-	-	(867)	(5,571)	-	-	(6,438)
Revenues from sales	11,191	3,674	31,922	17,250	(66)	(17,893)	46,078
Operating expenses	(4,837)	(3,561)	(30,938)	(16,550)	(122)	17,893	(38,115)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,484)	(40)	(304)	(172)	(11)	-	(3,011)
Adjusted operating income	3,870	73	680	528	(199)	-	4,952
Net income (loss) from equity affiliates and other items	635	132	243	106	11	-	1,127
Tax on net operating income	(1,818)	(12)	(102)	(156)	85	-	(2,003)
Adjusted net operating income	2,687	193	821	478	(103)	-	4,076
Net cost of net debt							(431)
Non-controlling interests							(92)
Adjusted net income - group share							3,553

2nd quarter 2018	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	2,980	79	404	310	14		3,787
Total divestments	500	405	324	45	-		1,274
Cash flow from operating activities (*)	4,628	104	999	841	(326)		6,246

(*) As of January 1st, 2018, for a better reflection of the operating performance of the segments, financial expenses were all transferred to the Corporate segment. 2017 comparative information has been restated.

3rd quarter 2017	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	2,121	2,903	18,923	19,086	11	-	43,044
Intersegment sales	5,665	286	6,592	207	89	(12,839)	-
Excise taxes	-	-	(799)	(5,163)	-	-	(5,962)
Revenues from sales	7,786	3,189	24,716	14,130	100	(12,839)	37,082
Operating expenses	(3,632)	(3,117)	(23,110)	(13,386)	(250)	12,839	(30,656)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,548)	(51)	(258)	(170)	(8)	-	(3,035)
Operating income	1,606	21	1,348	574	(158)	-	3,391
Net income (loss) from equity affiliates and other items	521	12	179	133	32	-	877
Tax on net operating income	(745)	7	(379)	(173)	100	-	(1,190)
Net operating income	1,382	40	1,148	534	(26)	-	3,078
Net cost of net debt							(315)
Non-controlling interests							(39)
Net income - group share							2,724

3rd quarter 2017 (adjustments)(a)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	(14)	-	-	-	-	(14)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(14)	-	-	-	-	(14)
Operating expenses	(2)	(32)	166	51	-	-	183
Depreciation, depletion and impairment of tangible assets and mineral interests	(57)	-	-	-	-	-	(57)
Operating income (b)	(59)	(46)	166	51	-	-	112
Net income (loss) from equity affiliates and other items	(2)	(15)	12	(5)	-	-	(10)
Tax on net operating income	4	4	(50)	(18)	-	-	(60)
Net operating income (b)	(57)	(57)	128	28	-	-	42
Net cost of net debt							(7)
Non-controlling interests							15
Net income - group share							50

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	210	51	-
- On net operating income	-	-	156	36	-

3rd quarter 2017 (adjusted)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	2,121	2,917	18,923	19,086	11	-	43,058
Intersegment sales	5,665	286	6,592	207	89	(12,839)	-
Excise taxes	-	-	(799)	(5,163)	-	-	(5,962)
Revenues from sales	7,786	3,203	24,716	14,130	100	(12,839)	37,096
Operating expenses	(3,630)	(3,085)	(23,276)	(13,437)	(250)	12,839	(30,839)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,491)	(51)	(258)	(170)	(8)	-	(2,978)
Adjusted operating income	1,665	67	1,182	523	(158)	-	3,279
Net income (loss) from equity affiliates and other items	523	27	167	138	32	-	887
Tax on net operating income	(749)	3	(329)	(155)	100	-	(1,130)
Adjusted net operating income	1,439	97	1,020	506	(26)	-	3,036
Net cost of net debt							(308)
Non-controlling interests							(54)
Adjusted net income - group share							2,674

3rd quarter 2017	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	3,228	99	357	190	36		3,910
Total divestments	339	-	24	150	26		539
Cash flow from operating activities (*)	3,010	348	652	624	(271)		4,363

(*) As of January 1st, 2018, for a better reflection of the operating performance of the segments, financial expenses were all transferred to the Corporate segment. 2017 comparative information has been restated.

9) Reconciliation of the information by business segment with consolidated financial statements

			Consolidated
9 months 2018			statement of
(M$)	Adjusted	Adjustments(a)	income
Sales	156,855	13	156,868
Excise taxes	(19,074)	-	(19,074)
Revenues from sales	137,781	13	137,794

Purchases net of inventory variation	(93,190)	794	(92,396)
Other operating expenses	(20,262)	(309)	(20,571)
Exploration costs	(596)	-	(596)
Depreciation, depletion and impairment of tangible assets and mineral interests	(9,080)	(550)	(9,630)
Other income	1,093	263	1,356
Other expense	(324)	(634)	(958)

Financial interest on debt	(1,341)	(63)	(1,404)
Financial income and expense from cash & cash equivalents	(158)	-	(158)
Cost of net debt	(1,499)	(63)	(1,562)

Other financial income	851	-	851
Other financial expense	(500)	-	(500)

Net income (loss) from equity affiliates	2,268	237	2,505

Income taxes	(5,825)	(98)	(5,923)
Consolidated net income	10,717	(347)	10,370
Group share	10,395	(81)	10,314
Non-controlling interests	322	(266)	56

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
9 months 2017			statement of
(M$)	Adjusted	Adjustments(a)	income
Sales	124,183	(41)	124,142
Excise taxes	(16,485)	-	(16,485)
Revenues from sales	107,698	(41)	107,657

Purchases net of inventory variation	(71,514)	(238)	(71,752)
Other operating expenses	(18,057)	(323)	(18,380)
Exploration costs	(577)	-	(577)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,411)	(2,001)	(10,412)
Other income	552	2,747	3,299
Other expense	(181)	(283)	(464)

Financial interest on debt	(1,023)	(21)	(1,044)
Financial income and expense from cash & cash equivalents	(93)	-	(93)
Cost of net debt	(1,116)	(21)	(1,137)

Other financial income	717	-	717
Other financial expense	(483)	-	(483)

Net income (loss) from equity affiliates	1,843	(485)	1,358

Income taxes	(2,671)	414	(2,257)
Consolidated net income	7,800	(231)	7,569
Group share	7,706	(96)	7,610
Non-controlling interests	94	(135)	(41)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
3rd quarter 2018			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	54,717	-	54,717
Excise taxes	(6,317)	-	(6,317)
Revenues from sales	48,400	-	48,400

Purchases net of inventory variation	(32,567)	216	(32,351)
Other operating expenses	(6,766)	(107)	(6,873)
Exploration costs	(234)	-	(234)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,175)	(104)	(3,279)
Other income	465	116	581
Other expense	(209)	(146)	(355)

Financial interest on debt	(492)	(44)	(536)
Financial income and expense from cash & cash equivalents	(63)	-	(63)
Cost of net debt	(555)	(44)	(599)

Other financial income	290	-	290
Other financial expense	(171)	-	(171)

Net income (loss) from equity affiliates	865	53	918

Income taxes	(2,235)	(5)	(2,240)
Consolidated net income	4,108	(21)	4,087
Group share	3,958	(1)	3,957
Non-controlling interests	150	(20)	130

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
3rd quarter 2017			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	43,058	(14)	43,044
Excise taxes	(5,962)	-	(5,962)
Revenues from sales	37,096	(14)	37,082

Purchases net of inventory variation	(24,585)	218	(24,367)
Other operating expenses	(6,073)	(35)	(6,108)
Exploration costs	(181)	-	(181)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,978)	(57)	(3,035)
Other income	238	166	404
Other expense	(65)	(2)	(67)

Financial interest on debt	(361)	(7)	(368)
Financial income and expense from cash & cash equivalents	(45)	-	(45)
Cost of net debt	(406)	(7)	(413)

Other financial income	204	-	204
Other financial expense	(164)	-	(164)

Net income (loss) from equity affiliates	674	(174)	500

Income taxes	(1,032)	(60)	(1,092)
Consolidated net income	2,728	35	2,763
Group share	2,674	50	2,724
Non-controlling interests	54	(15)	39

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.